                                                        HEI Exhibit 13.1
                                                        ----------------


SELECTED FINANCIAL DATA
------------------------------------------------------------------------------------------------------------------------------------

Hawaiian Electric Industries, Inc. and subsidiaries
Years ended December 31                                               1997              1996               1995             1994

------------------------------------------------------------------------------------------------------------------------------------


(dollars in thousands, except per share amounts)

RESULTS OF OPERATIONS
Revenues....................................................    $   1,463,979      $   1,410,572      $   1,295,924     $ 1,188,523

Net income (loss)
    Continuing operations...................................    $      86,442      $      78,658      $      77,493     $    73,030

    Discontinued operations.................................               --                 --                 --              --

------------------------------------------------------------------------------------------------------------------------------------

                                                                $      86,442      $      78,658      $      77,493     $    73,030

====================================================================================================================================

Basic earnings (loss) per common share
    Continuing operations...................................    $       2.76       $        2.60      $        2.66     $      2.60

    Discontinued operations.................................              --                  --                 --              --

------------------------------------------------------------------------------------------------------------------------------------

                                                                $       2.76       $        2.60      $        2.66     $      2.60

====================================================================================================================================

Diluted earnings per common share...........................    $       2.75       $        2.59      $        2.65     $      2.59

====================================================================================================================================

Return on average common equity.............................           10.9%               10.5%              11.0%           11.0%

====================================================================================================================================

FINANCIAL POSITION *
Total assets................................................    $  7,953,882       $   5,935,840      $   5,603,745     $ 5,174,464

Deposit liabilities of the savings bank subsidiary..........       3,916,600           2,150,370          2,223,755       2,129,310

Securities sold under agreements to repurchase
   of the savings bank subsidiary...........................         375,366             479,742            412,521         123,301

Advances from Federal Home Loan Bank
   to the savings bank subsidiary...........................         736,474             684,274            501,274         616,374

Long-term debt..............................................         802,575             810,080            758,463         718,240

HEI- and HECO-obligated preferred securities of
   trust subsidiaries.......................................         150,000                  --                 --              --

Preferred stock of electric utility subsidiaries
    Subject to mandatory redemption.........................          35,770              38,955             41,750          44,844

    Not subject to mandatory redemption.....................          48,293              48,293             48,293          48,293

Stockholders' equity........................................         814,681             772,852            729,603         682,089


COMMON STOCK
Book value per common share *...............................           25.54               25.05              24.51           23.80

Market price range per common share
    High....................................................           41.50               39.50              39.75           36.50

    Low.....................................................           32.88               33.25              32.13           29.88

    December 31.............................................           40.88               36.13              38.75           32.38

Dividends per common share..................................            2.44                2.41               2.37            2.33

Dividend payout ratio.......................................             88%                 93%                89%             90%

Dividend payout ratio-continuing operations.................             88%                 93%                89%             90%
Market price to book value per common share *...............            160%                144%               158%            136%
Price earnings ratio **.....................................           14.8x               13.9x              14.6x           12.5x
Common shares outstanding (thousands)
    Weighted average........................................          31,375              30,310             29,187          28,137
    Geographic distribution of ownership *
        State of Hawaii ***.................................           5,947               5,822              7,591           7,278
        Other...............................................          25,948              25,031             22,182          21,377
------------------------------------------------------------------------------------------------------------------------------------

            Total common shares outstanding.................          31,895              30,853             29,773          28,655

------------------------------------------------------------------------------------------------------------------------------------

Stockholders by geographic distribution *
    State of Hawaii ***.....................................          26,705              22,401             22,177          21,896

    Other...................................................          19,869              20,046             19,117          18,830

------------------------------------------------------------------------------------------------------------------------------------

        Total stockholders..................................          46,574              42,447             41,294          40,726

====================================================================================================================================

Employees...................................................           3,672               3,327              3,376           3,386

====================================================================================================================================

                                                        HEI Exhibit 13.1
                                                        ----------------


SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries
Years ended December 31                                              1993
-----------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

RESULTS OF OPERATIONS
Revenues....................................................    $   1,142,170
Net income (loss)
    Continuing operations...................................    $      61,684
    Discontinued operations.................................          (13,025)
-----------------------------------------------------------------------------
                                                                $      48,659
=============================================================================
Basic earnings (loss) per common share
    Continuing operations...................................    $        2.38
    Discontinued operations.................................            (0.50)
-----------------------------------------------------------------------------
                                                                $        1.88
=============================================================================
Diluted earnings per common share...........................    $        1.87
=============================================================================
Return on average common equity.............................             8.2%
=============================================================================
FINANCIAL POSITION *
Total assets................................................    $   4,521,592
Deposit liabilities of the savings bank subsidiary..........        2,091,583
Securities sold under agreements to repurchase
   of the savings bank subsidiary...........................               --
Advances from Federal Home Loan Bank
   to the savings bank subsidiary...........................          289,674
Long-term debt..............................................          697,836
HEI- and HECO-obligated preferred securities of
   trust subsidiaries.......................................               --
Preferred stock of electric utility subsidiaries
    Subject to mandatory redemption.........................           46,730
    Not subject to mandatory redemption.....................           48,293
Stockholders' equity........................................          643,028

COMMON STOCK
Book value per common share *...............................            23.23
Market price range per common share
    High....................................................            38.88
    Low.....................................................            31.00
    December 31.............................................            35.88
Dividends per common share..................................             2.29
Dividend payout ratio.......................................             121%
Dividend payout ratio-continuing operations.................              95%
Market price to book value per common share *...............             154%
Price earnings ratio **.....................................            15.1x
Common shares outstanding (thousands)
    Weighted average........................................           25,938
    Geographic distribution of ownership *
        State of Hawaii ***.................................            6,969
        Other...............................................           20,706
-----------------------------------------------------------------------------
            Total common shares outstanding.................           27,675
-----------------------------------------------------------------------------

Stockholders by geographic distribution *
    State of Hawaii ***.....................................           22,092
    Other...................................................           18,374
-----------------------------------------------------------------------------
        Total stockholders..................................           40,466
=============================================================================


Employees...................................................            3,399
=============================================================================

*     At December 31.
** Calculated using December 31 market price per common share divided by basic earnings per common share from continuing operations.
*** Does not include depository and brokerage accounts which may contain additional shares beneficially owned by Hawaii stockholders.

See Note 4, "Savings bank subsidiary" in the "Notes to Consolidated Financial Statements" for a discussion of American Savings Bank, F.S.B.'s acquisition of most of the Hawaii operations of Bank of America, FSB in December 1997.

See Note 20, "Discontinued operations" in the "Notes to Consolidated Financial Statements" for a discussion of the Company's former property and casualty insurance business. In 1993, the Company recorded a net loss of $15.0 million from the discontinued property and casualty insurance business. In 1992, the Company decided to exit the nonutility wind energy business because of chronic mechanical problems with its wind turbines and continuing operating losses. In 1993, the Company recorded a net gain of $2.0 million from the discontinued wind energy business.

SEGMENT FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                         1997                            1996                       1995
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)
REVENUES
Electric utility..........................             $1,107,523                 76%             $1,080,868             $  988,722
Savings bank..............................                294,135                 20                 271,402                254,616
Other.....................................                 62,321                  4                  58,302                 52,586
------------------------------------------------------------------------------------------------------------------------------------
                                                       $1,463,979                100%             $1,410,572             $1,295,924
====================================================================================================================================

OPERATING INCOME (LOSS)
Electric utility..........................             $  171,753                 83%             $  173,613              $ 159,043
Savings bank..............................                 44,739                 22                  26,221                 40,044
Other.....................................                (10,303)                (5)                (11,588)               (11,423)
------------------------------------------------------------------------------------------------------------------------------------
                                                       $  206,189                100%             $  188,246              $ 187,664
====================================================================================================================================
DEPRECIATION AND AMORTIZATION OF
  PROPERTY, PLANT AND EQUIPMENT
Electric utility..........................             $   82,017                 90%             $   73,453              $  67,649
Savings bank..............................                  4,146                  4                   3,990                  4,094
Other.....................................                  5,342                  6                   4,877                  4,913
-----------------------------------------------------------------------------------------------------------------------------------
                                                       $   91,505                100%             $   82,320              $  76,656
===================================================================================================================================
CAPITAL EXPENDITURES
Electric utility..........................             $  133,004                 84%             $  199,902              $ 194,891
Savings bank..............................                  7,796                  5                   3,659                  4,848
Other.....................................                 17,368                 11                  13,763                  5,086
-----------------------------------------------------------------------------------------------------------------------------------
                                                       $  158,168                100%             $  217,324              $ 204,825
===================================================================================================================================

IDENTIFIABLE ASSETS (AT DECEMBER 31)
Electric utility..........................             $2,212,314                 28%             $2,165,546             $2,016,283
Savings bank..............................              5,548,412                 70               3,590,687              3,413,426
Other.....................................                193,156                  2                 179,607                174,036
-----------------------------------------------------------------------------------------------------------------------------------
                                                       $7,953,882                100%             $5,935,840             $5,603,745
===================================================================================================================================
The principal segments of Hawaiian Electric Industries, Inc. (HEI) are as follows:

ELECTRIC UTILITY
--------------------------------------------------------------------------------
Hawaiian Electric Company, Inc. and its wholly owned operating subsidiaries, Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited, are electric public utilities in the business of generating, purchasing, transmitting, distributing and selling electric energy, and are regulated by the Public Utilities Commission of the State of Hawaii (PUC).

SAVINGS BANK
-------------------------------------------------------------------------------
American Savings Bank, F.S.B. (ASB) is a federally chartered savings bank providing a full range of banking services to individual and corporate customers through its branch system in Hawaii. ASB is subject to examination and comprehensive regulation by the Department of Treasury, Office of Thrift Supervision and the Federal Deposit Insurance Corporation, and is also subject to regulations of the Board of Governors of the Federal Reserve System. In December 1997, ASB acquired most of the Hawaii operations of Bank of America, FSB.

OTHER
--------------------------------------------------------------------------------
Hawaiian Tug & Barge Corp. provides tugboat and charter barge services in Hawaii and the Pacific area and, together with its wholly owned subsidiary, Young Brothers, Limited (YB), provides general freight and containerized cargo transportation among the Hawaiian Islands. YB operates as an authorized common carrier that services all major ports in Hawaii under the Hawaii Water Carrier Act and is regulated by the PUC.

Malama Pacific Corp. and its wholly owned subsidiaries develop and invest in real estate in Hawaii.

HEI Investment Corp. holds investments primarily in leveraged leases.

HEI Power Corp. (HEIPC) and its wholly owned subsidiaries were formed to pursue independent power projects in Asia and the Pacific. In 1995, HEIPC did not develop, construct, own or operate any power generation facilities. In 1996, an HEIPC subsidiary entered into an energy conversion agreement with the Guam Power Authority for the rehabilitation, operation and maintenance of two 25-megawatt (net) generating units, which began commercial operations in 1997.

Other also includes amounts for HEI, HEI Diversified, Inc., Pacific Energy Conservation Services, Inc., Hycap Management, Inc., Hawaiian Electric Industries Capital Trust I, HEI Preferred Funding, LP and intercompany eliminations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION,
                     RESULTS OF OPERATIONS AND MARKET RISK
--------------------------------------------------------------------------------

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

                             RESULTS OF OPERATIONS
                             ---------------------

Hawaiian Electric Industries, Inc. (HEI) and its subsidiaries (collectively, the Company) reported basic earnings per share of $2.76 in 1997, reflecting the results of its major operating segments--the electric utility and the savings bank partly offset by losses in the "other" segment. Basic earnings per share for 1997 increased 6% from 1996. Excluding the effects the American Savings Bank, F.S.B. (ASB) 1997 one-time expenses of $2.4 million (after taxes) related to the acquisition of most of the Hawaii operations of Bank of America, FSB
(BoA) and ASB's 1996 Federal Deposit Insurance Corporation (FDIC) one-time deposit-insurance premium assessment of $8.3 million (after taxes), basic earnings per share for 1997 decreased 1% from 1996 due to lower electric utility earnings and a greater loss from the "other" segment, partly offset by higher ASB earnings. In 1997, the electric utilities experienced lower kilowatthour sales due to the slow Hawaii economy and cooler weather, which resulted in lower air conditioning usage, and increased expenses.

  The Company from time to time considers various strategies designed to enhance its competitive position and to increase its ability to anticipate and adapt to changes in its businesses. These strategies may include the formation of new subsidiaries or the acquisition of existing businesses. In December 1997, ASB completed the purchase of $0.9 billion of the Hawaii-based loans and the assumption of $1.7 billion of the Hawaii deposit liabilities of BoA. In recent years, the Company also formed new subsidiaries to pursue independent power projects in Asia and the Pacific. The Company may from time to time be engaged in preliminary discussions, either internally or with third parties, regarding potential transactions. Management cannot predict whether any of these strategies or transactions will be successfully implemented.

  Hawaii's economy was one of the key factors affecting HEI's 1997 consolidated results. The economy again grew at a relatively slow rate of about 1% after inflation, continuing the trend of little or no growth since the slight recession in 1991. Tourism and investments in Hawaii, key drivers of the economy, were affected negatively by external influences such as the weak Japanese economy, the financial crisis in Southeast Asia and Asian currency devaluations. After three years of healthy growth in the visitor industry, total visitor arrivals increased only 0.7% in 1997, due largely to a decline in eastbound visitors from Japan and Southeast Asia. Despite a large increase in state government capital spending, another key sector, construction, declined in 1997, the fifth year of decline in the last six years. On the positive side, in 1997 the U.S. mainland economy remained healthy contributing to an increase in westbound visitors to Hawaii, the value of private building authorizations (an indicator of future construction activity) increased, the military sector (an important source of outside income) remained stable, and inflation in Hawaii was only 1%, the lowest rate since the early `60s and well below the U.S. inflation rate.

  Prospects for Hawaii's economy in the near-term future are not bright, given the current financial problems in Southeast Asia and Japan. The State is forecasting an annual growth rate of only 1% through the year 2000. A number of positive factors, however, may offset the negative Asian influences, and allow Hawaii's economy to grow in the long run. The mainland economy continues to grow at a healthy pace, Asian countries are still expected to grow though at lower rates of growth, inflation remains low, the Hawaii Convention Center opens in mid-1998, exporting of niche professional services to Asia and the mainland is increasing, local consumer confidence is improving, and Hawaii's business climate is expected to improve as a result of the state's and the community's stated commitment to revitalizing the economy through legislative and financial means.

Following is a general discussion of HEI's consolidated results, which should be read in conjunction with the segment discussions that follow.


CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
                                                                 %                      %                  %
                                                     1997      change      1996       change    1995     change
---------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)

Revenues.........................................  $ 1,464        4      $ 1,411         9    $ 1,296      9
Operating income.................................      206       10          188        --        188      8
Net income.......................................     86.4       10         78.7         2       77.5      6
Basic earnings per common share..................     2.76        6         2.60        (2)      2.66      2
As adjusted /1/
  Operating income...............................      210        4          202         8        188      8
  Net income.....................................     88.9        2         87.0        12       77.5      6
  Basic earnings per common share................     2.83       (1)        2.87         8       2.66      2

Weighted average number of common shares
 outstanding.....................................     31.4        4         30.3         4       29.2      4

Dividend payout ratio............................       88%                   93%                  89%

/1/ In December 1997, ASB acquired most of the BoA--Hawaii operations and incurred one-time expenses of $2.4 million after tax. In September 1996, President Clinton signed into law the Deposit Insurance Funds Act of 1996, which authorized a one-time deposit-insurance premium assessment by the FDIC. ASB's assessment was $8.3 million after tax and was accrued in 1996. The 1997 "as adjusted" amounts exclude the one-time acquisition expenses and the 1996 "as adjusted" amounts exclude the one-time FDIC assessment.

 . The increase in 1997 net income over 1996 was due to a 76% increase in ASB's net income, primarily due to the one-time 1996 FDIC assessment and resulting low FDIC insurance premiums in 1997, and a decrease in the net loss from the "other" segment, partly offset by a 4% decrease in the net income of the electric utility segment.

 . The increase in 1996 net income over 1995 was due to a 12% increase in net income of the electric utility segment and a decrease in the net loss from the "other" segment, partly offset by a 36% decrease in ASB's net income due to the one-time 1996 FDIC assessment.

 . The increase in 1995 net income over 1994 was due to an increase in net income of the electric utility segment, partly offset by lower ASB net income and an increase in the net loss from the "other" segment.

 . Shareholder dividends are declared and paid quarterly by HEI as determined by HEI's Board of Directors. Annual dividends per common share increased in 1997 to $2.44 from $2.41 in 1996 and $2.37 in 1995. HEI and its predecessor company, Hawaiian Electric Company, Inc. (HECO), have paid dividends continuously since 1901. Dividends per share have been higher each year since 1964. In 1996, the HEI Board decided to shift the dividend decision for 1997 and future years from the fourth quarter to the first quarter of the following year, which allows the HEI Board to consider a full year of operating results before making a dividend decision. On January 20, 1998, the HEI Board increased the quarterly dividend $0.01 to $0.62 per share. At the indicated annual dividend rate of $2.48 per share and the closing share price on January 20, 1998 of $38.75, HEI's dividend yield was 6.4%.

 . In October 1997, the HEI Board adopted a stockholder rights plan. The rights plan is designed to deter coercive or unfair takeover tactics. Under the plan, rights were distributed as a dividend at the rate of one right for each share of common stock of HEI held by stockholders of record at the close of business on November 10, 1997 and rights will attach as well to shares of HEI common stock issued thereafter. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of HEI's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of HEI's common stock. The rights will expire on November 1, 2007.

Following is a general discussion of revenues, expenses and operating income or loss by business segment. Segment information is also shown in "Segment Financial Information" on page 26 and in the "Notes to Consolidated Financial Statements."


ELECTRIC UTILITY
------------------------------------------------------------------------------------------------------------
                                                            % change                 %                   %
                                                   1997                  1996     change     1995     change
------------------------------------------------------------------------------------------------------------
(in millions, except per barrel amounts and number of employees)

Revenues /1/...................................   $1,108           2    $1,081         9    $  989         8
Expenses
  Fuel oil.....................................      257           3       251        21       207        11
  Purchased power..............................      293           2       286         4       276         2
  Other........................................      386           4       370         7       347         9
Operating income...............................      172          (1)      174         9       159        16
Allowance for funds used
      during construction......................       17          (3)       18        15        15        17
Net income.....................................       78          (4)       81        12        73        18
Return on average common equity................     10.3%                 11.2%               11.0%
Average price per barrel of fuel oil /1/.......   $25.19           5    $24.08        18    $20.47         8
Kilowatthour sales.............................    8,963          --     8,991         2     8,806         2
Number of employees (at December 31)...........    2,115          (2)    2,152        (3)    2,208        --

/1/ The rate schedules of the electric utilities contain energy cost adjustment clauses through which changes in fuel oil prices and certain components of purchased energy costs are passed on to customers.

 . In 1997, the electric utilities' revenues increased 2% over 1996, primarily due to higher fuel oil prices; the recovery of integrated resource planning related costs (including demand-side management (DSM) program costs, lost margins and shareholder incentives related to the DSM programs) and rate increases granted by the Public Utilities Commission of the State of Hawaii
(PUC), partly offset by a 0.3% decrease in kilowatthour (KWH) sales of electricity. The decrease in KWH sales is partly due to cooler weather, which results in lower residential and commercial air conditioning usage, and the effects of Hawaii's slow economy. Fuel oil and purchased power expenses increased 2% primarily due to higher fuel oil prices. The 4% increase in other expenses was due to a 4% increase in other operation expenses, a 12% increase in depreciation expense as a result of plant additions and a 3% increase in taxes, other than income taxes, resulting from increased revenues. Other operation expenses in 1997 increased primarily due to higher integrated resource planning related costs (including DSM program costs). Operating income for 1997 decreased 1% compared to 1996 due to the lower KWH sales and increased expenses, partly offset by the effects of rate increases and DSM program related shareholder incentives.

 . 1996 revenues increased 9% compared to 1995, primarily due to higher fuel oil prices, a 2.1% increase in KWH sales of electricity, rate increases granted by the PUC and the recovery of integrated resource planning costs. The KWH sales increase is partly due to the effects of the 1.4% real growth in Hawaii's economy. Fuel oil and purchased power expenses increased because of higher fuel oil prices and more KWHs being generated and purchased. The 7% increase in other expenses was due to a 6% increase in other operation and maintenance expenses, a 9% increase in depreciation expense as a result of plant additions and a 9% increase in taxes, other than income taxes, resulting from increased revenues. Other operation expenses in 1996 increased primarily due to higher integrated resource planning related costs. Maintenance expenses increased partly due to more underground fault repairs and tower maintenance on Oahu and higher production maintenance on Hawaii and Maui. Operating income for 1996 increased
9% compared to 1995 due in part to higher KWH sales, rate increases and DSM program related shareholder incentives, partly offset by increased expenses.

 . 1995 revenues increased 8% compared to 1994 primarily due to rate increases, higher fuel oil prices and a 2.5% increase in KWH sales, which reflected the effects of unusually warm weather and the slight growth in Hawaii's economy. The 9% increase in other expenses was due to a 10% increase in other operation and maintenance expenses, a 6% increase in depreciation expense as a result of plant additions and an 8% increase in taxes, other than income taxes. Other operation and maintenance expenses in 1995 increased primarily due to higher employee benefits expenses, which included the expense for postretirement benefits other than pensions (PBOP) and the write-off of a regulatory asset for postretirement executive life insurance costs. Operating income for 1995 increased 16% compared to 1994 due in part to rate increases and higher KWH sales, partly offset by the increased expenses.

COMPETITION

The electric utility industry is becoming increasingly competitive as a result of various factors including product price, service reliability, new technologies and government actions. Competition in the generation sector in Hawaii is moderated, however, by the scarcity of generation sites, various permitting processes and lack of interconnections to other electric utilities.

  Independent power producers (IPPs) are well established in Hawaii and continue to actively pursue new projects. Customer self-generation, with or without co-generation, has made inroads in Hawaii and is a continuing competitive factor. HECO has been able to compete successfully in this environment by offering customers economic alternatives that, among other things, employ energy efficient electrotechnologies such as the heat pump water heater.

  On December 30, 1996, the PUC instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. Similar proceedings have occurred in other jurisdictions. In its order, the PUC recognizes that Hawaii's stand-alone island energy systems are different from the interconnected systems of the contiguous states, but also recognizes the need to determine how to respond in Hawaii to changes occurring in the industry. The PUC set forth a preliminary enumeration of the issues, including feasible forms of competition, the regulatory compact, public interest benefits, long-term integrated resource planning, appropriate treatment of potential stranded costs, and the identification of the objectives and the establishment of a time frame for the introduction of competition in the electric utility industry. There are 19 parties in the proceeding including the Consumer Advocate of the State of Hawaii, HECO, Maui Electric Company, Limited (MECO), Hawaii Electric Light Company, Inc. (HELCO), various IPPs, government agencies and others. The PUC chose two facilitators for a collaborative process that was instituted by the PUC to "compile information, create a discussion forum, and narrow the issues on the complexities of restructuring the electric industry in response to emerging competition." The facilitators held a number of meetings with the parties, and discussions are on-going as to the nature and schedule for further proceedings and discussions. Resolutions have been introduced in the Hawaii Legislature at the request of one of the parties, the Hawaii Department of Business, Economic Development, and Tourism, which, if adopted, would request that the PUC provide specific recommendations to the Legislature by December 31, 1998, for "legislation to implement economical competition" in Hawaii.

REGULATION OF ELECTRIC UTILITY RATES

The PUC has broad discretion in its regulation of the rates charged by HEI's electric utility subsidiaries and in other matters. Any adverse decision and order (D&O) by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a D&O in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim D&O in a rate case within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final D&O. Interim rate increases are subject to refund with interest, pending the final outcome of the case. Management cannot predict with certainty when D&Os in pending or future rate cases will be rendered or the amount of any interim or final rate increase that may be granted.

RECENT RATE REQUESTS

HEI's electric utility subsidiaries initiate PUC proceedings from time to time to request electric rate increases to cover rising operating costs, the cost of purchased power and the cost of plant and equipment, including the cost of new capital projects to maintain and improve service reliability.

Postretirement benefits other than pensions
-------------------------------------------

 .   In November 1994, the PUC issued a D&O that authorized full recovery of PBOP costs, determined pursuant to Statement of Financial Accounting Standards (SFAS) No. 106, of the electric utilities and Young Brothers, Limited (YB), effective January 1, 1995. The D&O also allowed the recovery, over the following 18 years, of the regulatory assets related to PBOP costs. The costs of postretirement executive life insurance, however, were subsequently disallowed. See Note 17 in the "Notes to Consolidated Financial Statements."

Hawaiian Electric Company, Inc.
-------------------------------

 . In July 1993, HECO filed a request to increase rates based on a 1994 test year. HECO requested an 8.6% increase (as revised) over rates in effect at the time, or $53.8 million in annual revenues, based on a 12.75% return on average common equity (ROACE).

  In December 1994, HECO received a final D&O authorizing a 6.5%, or $40.5 million, increase in annual revenues, effective January 1, 1995 and based on a 12.15% ROACE. The final D&O, together with the PBOP D&O, resulted in a $50.5 million increase in annual revenues.

 . In December 1993, HECO filed a request to increase rates based on a 1995 test year. HECO requested a 4.1% increase (as revised), or $28.2 million in annual revenues, based on a 13.25% ROACE.

  In December 1995, HECO received a final D&O authorizing a 1.3%, or $9.1 million, increase in annual revenues, based on an 11.4% ROACE. The D&O required a refund to customers because HECO had previously received four interim increases totaling $18.9 million on an annualized basis, or $9.8 million more than the amount that was finally approved. The reduction in rate increase resulted primarily from the lower ROACE used by the PUC in the final D&O because of declining interest rates subsequent to the first interim increase, which had been effective January 1, 1995 and had been based on a 12.6% ROACE. The refund amount of $10 million (representing amounts received under interim rates in excess of final approved rates, with interest thereon) was accrued in December 1995 and returned to customers in the first half of 1996. The D&O also did not provide revenue to cover costs relating to postretirement executive life insurance. HECO and its subsidiaries wrote off a regulatory asset relating to such costs, resulting in a 1995 after-tax charge of $1.1 million.

Hawaii Electric Light Company, Inc.
-----------------------------------

 . In November 1993, HELCO filed a request to increase rates 13.4%, or $15.8 million in annual revenues, based on a 1994 test year and a 12.4% ROACE (which was later increased to 13.1%).

  In February 1995, HELCO received a final D&O authorizing an 11.8%, or $13.7 million, increase in annual revenues, based on a 12.6% ROACE. The final D&O, together with the PBOP D&O, resulted in a $15.5 million annual rate increase.

 . In March 1995, HELCO filed a request to increase rates based on a 1996 test year. In February 1996, HELCO revised its requested increase to 6.2%, or $8.9 million in annual revenues, based on a 12.5% ROACE.

  In March 1996, HELCO received an interim D&O authorizing a 4.8%, or $6.8 million, increase in annual revenues, based on an 11.65% ROACE. In April 1997, HELCO received a final D&O which made the interim increase final.

 . HELCO plans to file a request to increase rates, based on a 1999 test year, primarily to recover the costs related to the anticipated addition of generating units CT-4 and CT-5 in late 1998, and the anticipated addition of generation capacity in mid-1999 pursuant to a power purchase agreement with Encogen Hawaii, L.P.

Maui Electric Company, Limited
------------------------------

 . In November 1991, MECO filed a request to increase rates. In January 1993, MECO revised its requested increase to 9.9%, or $11.4 million in annual revenues, based on a 13.0% ROACE and a 1993 test year.

  In August 1994, MECO received a final D&O authorizing a 7.0%, or $8.1 million, increase in annual revenues, based on a 12.75% ROACE. The final D&O, together with the PBOP D&O, resulted in a $10 million annual rate increase.

 . In February 1995, MECO filed a request to increase rates based on a 1996 test year. MECO's final requested increase was 3.8%, or $5.0 million in annual revenues, based on an 11.5% ROACE.

  In January 1996, MECO received an interim D&O authorizing an increase of 2.8%, or $3.7 million in annual revenues, based on an 11.5% ROACE, effective February 1, 1996. In April 1997, MECO received a final D&O authorizing a 2.9%, or $3.9 million increase in annual revenues, $0.2 million more annually than the interim increase and based on an 11.5% ROACE.

 . In May 1996, MECO filed a request to increase rates 13%, or $18.9 million in annual revenues, based on a 1997 test year and a 12.9% ROACE, primarily to recover the costs related to the anticipated 1997 addition of new generating unit M17. In November 1996, MECO filed a motion with the PUC to approve a stipulation between MECO and the Consumer Advocate which would provide MECO with an increase in annual revenues of $1.5 million, based on an 11.65% ROACE. In May 1997, the stipulated increase was revised to $1.3 million after considering the final decision in the 1996 test year case. The primary reason for the stipulation was a delay in the expected in-service date for MECO's generating unit M17 until late 1998, because of delays in obtaining the necessary Prevention of Significant Deterioration/Covered Source (PSD) permit from the Department of Health of the State of Hawaii/U.S. Environmental Protection Agency
(EPA). In December 1997, MECO received a final D&O authorizing no additional increase in annual revenues, based on an 11.12% ROACE.

 . In January 1998, MECO received a PSD permit for generating unit M17 and filed a request to increase rates 15.3%, or $22.4 million in annual revenues, based on a 12.75% ROACE and a 1999 test year, primarily to recover the costs related to the anticipated addition of unit M17 in late 1998. The grant of the PSD permit for this unit was appealed in February 1998.

PUC SHOW CAUSE ORDER FOR HECO
See Note 3 in the "Notes to Consolidated Financial Statements" for a discussion of the PUC show cause order for HECO.

ENERGY COST ADJUSTMENT CLAUSES
The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of com-pany-generated power and purchased power. Accordingly, changes in fuel oil prices and certain components of purchased power costs are passed on to customers. In the December 30, 1997 D&O's approving HECO and its subsidiaries' fuel supply contracts, the PUC noted that, in light of the length of the fuel supply contracts and the relative stability of fuel prices, the need for the continued use of energy cost adjustment clauses will be the subject of investigation in a generic docket or in a future rate case. In its rate increase application based on a 1999 test year, MECO stated that it believes that the energy cost adjustment clause continues to be necessary.

PROPERTY DAMAGE RESERVE
In March 1995, the PUC opened a generic docket to investigate whether the public utilities in the State of Hawaii should be allowed to establish property damage reserves to cover the cost of damage to their facilities and equipment caused by catastrophic disasters. The electric utility subsidiaries' overhead transmission and distribution systems are susceptible to wind and earthquake damage, and their underground systems are susceptible to earthquake and flood damage. The overhead and underground transmission and distribution systems (with the exception of substation buildings and contents) have a replacement value roughly estimated at $2 billion and are uninsured because the amount of transmission and distribution system insurance available is limited and the premiums are extremely high. Hearings were held in February 1997 and the electric utilities are awaiting a PUC D&O.

COMMITMENTS AND CONTINGENCIES
See Note 3 in the "Notes to Consolidated Financial Statements" for a discussion of the electric utilities' commitments and contingencies.

HELCO POWER SITUATION
See Note 3 in the "Notes to Consolidated Financial Statements."

SAVINGS BANK

SAVINGS BANK
----------------------------------------------------------------------------------------------------------------
                                                   1997     % change     1996     % change     1995     % change
----------------------------------------------------------------------------------------------------------------
(in millions)
Revenues.......................................   $  294           8    $  271           7    $  255          18
Net interest income............................      113          11       102           9        94          (6)
Operating income...............................       45          71        26         (35)       40          (6)
Net income.....................................       26          76        15         (36)       23          (6)
As adjusted /1/
  Operating income.............................       49          22        40          --        40          (6)
  Net income...................................       29          23        23          --        23          (6)
Interest-earning assets
  Average balance..............................   $3,708          11    $3,354           9    $3,084          14
  Weighted average yield.......................     7.49%         (2)     7.62%         (1)     7.68%          2
Interest-bearing liabilities
  Average balance..............................   $3,586          11    $3,233           8    $2,985          14
  Weighted average rate........................     4.59%         (3)     4.75%         (1)     4.78%         20
Interest rate spread...........................     2.90%          1      2.87%         (1)     2.90%        (18)

/1/ In December 1997, ASB acquired most of the BoA--Hawaii operations and incurred related one-time expenses of $2.4 million after tax. In September 1996, President Clinton signed into law the Deposit Insurance Funds Act of 1996, which authorized a one-time deposit-insurance premium assessment by the FDIC. ASB's assessment was $8.3 million after tax and was accrued in 1996. The 1997 "as adjusted" amounts exclude the one-time acquisition expenses and the 1996 "as adjusted" amounts exclude the one-time FDIC assessment. The FDIC assessment resulted in a reduction of ASB's deposit-insurance premiums from 23 cents to
6.48 cents per $100 of deposits, effective January 1, 1997. With the reduction in deposit-insurance premiums, ASB's annual after-tax savings was approximately $2 million for 1997.

Earnings of ASB depend primarily on net interest income, the difference between interest income earned on interest-earning assets (loans receivable, mortgage-backed securities and investments) and interest expense incurred on interest-bearing liabilities (deposit liabilities and borrowings). ASB's loan volumes and yields are affected by market interest rates, competition, demand for real estate financing, availability of funds and management's responses to these factors. Other factors affecting ASB's operating results include income from servicing loans and expenses from operations.

  Deposits traditionally have been the principal source of ASB's funds for use in lending, meeting liquidity requirements and making investments. ASB also derives funds from borrowings, payments of interest and principal on outstanding loans receivable and mortgage-backed securities, and other sources. In recent years, advances from the Federal Home Loan Bank (FHLB) of Seattle and securities sold under agreements to repurchase have become more significant sources of funds as the demand for deposits decreased due in part to increased competition from money market and mutual funds. Using sources of funds with a higher cost than deposits, such as advances from the FHLB, puts downward pressure on ASB's net interest income.

  In December 1997, ASB was able to grow significantly through the assumption of $1.7 billion of BoA's Hawaii deposits. In 1997, deposits increased by $1.8 billion, or 82%.

 . ASB's 1997 revenues increased 8% over 1996 due to an 11% higher average balance of interest-earning assets, partly offset by lower yields. 1997 net interest income increased 11% over 1996 due to a slightly higher net average balance of interest-earning assets and a slightly higher interest rate spread--the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. One of the primary factors contributing to the increase in ASB's interest rate spread was the decrease in rates paid on ASB's deposits commencing in November 1996. Excluding the effects of the 1997 acquisition expenses and the one-time 1996 FDIC assessment, operating and net income were up 22% and 23%, respectively, compared to 1996 due to higher net interest income and lower deposit-insurance premiums, partly offset by higher employee expenses.

  On the positive side, loans receivable increased a net 52% in 1997, primarily due to the purchase of $0.9 billion of Hawaii-based BoA loans. On the negative side, higher unemployment and other factors contributed to increased loans receivable delinquencies. Without taking into account the BoA transaction, in 1997 ASB's nonaccrual and renegotiated loans increased by $24 million to $74 million, and the allowance for loan losses increased by $4 million to $30 million. ASB's ratio of net charge-offs to average loans outstanding, however, remained relatively low at 0.12% for 1997 compared to an annualized 0.33% for all U.S. thrifts for the first nine months of 1997.

 . ASB's 1996 revenues increased 7% over 1995 due to a 9% higher average balance of interest-earning assets, partly offset by lower yields on mortgage-backed securities. 1996 net interest income increased 9% over 1995 due to a 22% higher net average balance of interest-earning assets, partly offset by a slightly lower interest rate spread. One of the primary factors contributing to the decrease in ASB's interest rate spread was the flattening of the yield curve beginning in 1995. Excluding the effects of the one-time 1996 FDIC assessment, operating and net income were flat compared to 1995 due to higher net interest income, offset by an increased provision for loan losses, higher compensation and benefits expenses and higher other income in 1995, which included a $2.3 million after-tax gain on the sale of mortgage-backed securities.

  Loans receivable increased a net 19% in 1996, partly due to higher refinancings of residential mortgage loans from other financial institutions due to the relatively low mortgage rates. However, higher unemployment and other factors contributed to increased delinquencies. In 1996, ASB's nonaccrual and renegotiated loans increased by $22 million to $50 million, and the allowance for loan losses increased by $6 million to $19 million. ASB's ratio of net charge-offs to average loans outstanding, however, still remained relatively low at 0.07% compared to the average for all U.S. thrifts at 0.33%. In 1996, deposits decreased 3%, partly due to competition from money market and mutual funds.

 . 1995 net interest income decreased 6% from 1994 due to an 18% decrease in interest rate spread. Operating and net income decreased due to lower net interest income, an increased provision for loan losses, higher compensation and benefits expenses and higher office occupancy expenses, partly offset by higher other income which included a $2.3 million after-tax gain on the sale of fixed rate mortgage-backed securities under the one-time reclassification of securities allowed by the Financial Accounting Standards Board concurrent with the initial adoption of the implementation guidance for SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In 1995, loans receivable decreased 7% as the demand for mortgage loans decreased partly due to the slow real estate market in Hawaii. Deposits increased 4% in 1995 due primarily to interest credited.

OTHER

                                                 %                  %                  %
                                      1997    change     1996    change     1995    change
------------------------------------------------------------------------------------------
(in millions)
Revenues..........................   $  62         7    $  58        11    $  53       (11)
Operating loss....................     (10)       11      (12)       (1)     (11)     (128)

The "other" business segment includes results of operations from Hawaiian Tug & Barge Corp. (HTB) and its subsidiary, YB, maritime freight transportation companies; Malama Pacific Corp. (MPC) and its subsidiaries, real estate development and investment companies; HEI Investment Corp. (HEIIC), a company primarily holding investments in leveraged leases; HEI Power Corp. (HEIPC) and its subsidiaries, companies formed to pursue independent power projects in Asia and the Pacific; Pacific Energy Conservation Services, Inc. (PECS), a contract services company primarily providing limited services to an affiliate; Hawaiian Electric Industries Capital Trust I, HEI Preferred Funding, LP and Hycap Management, Inc., companies formed primarily for the purpose of effecting the issuance of 8.36% Trust Originated Preferred Securities; HEI and HEI Diversified, Inc. (HEIDI), holding companies; and eliminations of intercompany transactions.

 . The freight transportation subsidiaries recorded operating income of $2.2 million in 1997, $3.0 million in 1996 and $2.6 million in 1995. HTB and YB continue to be negatively impacted by the slow economic activity on Oahu's neighbor islands and the slow construction industry in Hawaii. 1997 operating income was lower than 1996 due largely to a 19% increase in maintenance expenses, primarily for barges and equipment. 1996 operating income was higher than 1995 due largely to lower drydocking and overhaul expenses.

  In December 1996, the PUC approved a stipulated agreement between YB and the Consumer Advocate to increase rates by $1.4 million annually, or 3.9%. In March 1997, YB filed a request with the PUC for a general rate increase of 8.2%, which was subsequently reduced to 5.7%. In October 1997, YB received a final decision and order authorizing a 4.7%, or $1.7 million increase in annual revenues, based on a ROACE of 14.1%. Also, see the discussion of postretirement benefits other than pensions under the "Electric utility -- Recent rate requests" section.

 . MPC's consolidated operating loss was $6.5 million in 1997, $1.8 million in 1996 and $2.6 million in 1995. In 1997, a 50% owned partnership of an MPC subsidiary recognized a noncash charge on its investment in a real estate development project, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." MPC's subsidiary's proportionate share of this noncash charge was $4.2 million. In 1996, an MPC subsidiary sold land in downtown Honolulu to a developer for a pretax gain of $1.1 million. MPC's real estate development activities continue to be negatively impacted by the slow real estate market in Hawaii. Adjustments were made to reduce the carrying value of certain real estate projects in 1997, 1996 and 1995. It is expected that the Hawaii real estate market will not rebound in the near term. MPC and its subsidiaries' present focus is to reduce their current investment in real estate development assets and increase cash flow by continuing the development and sales of existing projects and land. There are currently no plans to invest in new projects. See Note 5 in the "Notes to Consolidated Financial Statements" for a further discussion of MPC and its subsidiaries.

 . HEIIC recorded operating income of $4.6 million in 1997 and $0.1 million in 1996, compared to an operating loss of $0.8 million in 1995. In 1997, HEIIC recognized in pretax income $3.9 million, its proportionate share of income from an investment in UTECH Venture Capital Corporation which liquidated its investment in Ciena Corporation. In 1995, HEIIC sold one commercial building to a lessee pursuant to the provisions of a leveraged lease agreement and recorded a pretax loss of $2.1 million on the sale. No new investments are currently planned for HEIIC.

 . HEIPC was formed in March 1995 and its subsidiaries have been and will be formed from time to time to pursue independent power projects in Asia and the Pacific. HEIPC's consolidated operating loss was $2.0 million in 1997, $2.6 million in 1996 and $1.7 million in 1995. The decrease in operating loss for 1997 was due to revenue recognized on HEIPC's first project in Guam. In September 1996, HEI Power Corp. Guam (HPG), entered into an energy conversion agreement for approximately 20 years with the Guam Power Authority (GPA), pursuant to which HPG has repaired and is operating and maintaining two oil-fired 25-megawatt (net) units on GPA property at Tanguisson, Guam. In November 1996, HPG assumed operational control of the Tanguisson facility. HPG's total cost to repair the two units was $15 million. The GPA project site is contaminated with oil from spills occurring prior to HPG's assuming operational control. HPG has agreed to manage the operation and maintenance of GPA's waste oil recovery system at the project site consistent with GPA's oil recovery plan as approved by the EPA. GPA, however, has agreed to indemnify and hold HPG harmless from any pre-existing environmental liability.

 . The corporate and other subsidiaries' operating loss was $8.6 million in 1997, a decrease of $1.8 million compared to 1996 partly due to lower corporate administrative and general expenses. The corporate and other subsidiaries' operating loss increased $1.5 million in 1996 compared to 1995, due to higher expenses such as compensation, benefits and depreciation.

DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------
See Note 20 in the "Notes to Consolidated Financial Statements" for a discussion of the Company's former property and casualty insurance business.

ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION
--------------------------------------------------------------------------------
In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs of HECO and its subsidiaries and YB based on current cost-based rate-making regulations. Management believes HECO and its subsidiaries' and YB's operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result. See Note 8 in the "Notes to Consolidated Financial Statements" for further discussion.

ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------
HEI and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries and YB in complying with these environmental requirements would be allowed by the PUC. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company.

  On July 16, 1997, the EPA adopted national ambient air quality standards for certain particulate matter and the ozone. The new standards will not require local pollution controls until 2004 for the ozone and 2005 for particulate matter, with no compliance determinations until 2007 and 2008, respectively, and with possible extensions. The eventual impact of these new standards on the Company is not known at this time.

  Also, see HEIPC discussion under "Other" above and Note 22 in the "Notes to Consolidated Financial Statements."

ELECTRIC AND MAGNETIC FIELDS
--------------------------------------------------------------------------------
Research about the potential adverse health effects from exposure to electric and magnetic fields (EMF) is ongoing. Results have conflicted, but a definite relationship between EMF and health risks has not been demonstrated. The National Academy of Sciences examined more than 500 studies and found that "the current body of evidence does not show that exposure to EMFs presents a human-health hazard." Further, an extensive study released in 1997 by the National Cancer Institute and the Children's Cancer Group found no evidence of increased risk for childhood leukemia from EMF. HECO and its subsidiaries continue to participate in utility industry funded studies on EMF and, where technically feasible and economically reasonable, reduce EMF in the design and installation of new transmission and distribution facilities. Management cannot predict the impact the EMF issue may have on the Company in the future.

YEAR 2000 READINESS
--------------------------------------------------------------------------------
HEI and its subsidiaries are aware of the Year 2000 issues associated with the practice of encoding only the last two digits of four digit years in computer-based systems. Year 2000 issues, if not properly addressed, could result in disruptions of operations. Management has been actively assessing the impact of Year 2000 issues and developing an implementation plan to resolve these issues, which prioritizes systems (e.g., mainframe, distributed and embedded systems), applications and equipment. Both of the major business segments, HECO and its subsidiaries and ASB and its subsidiaries, are in the process of replacing the majority of their business-critical applications with integrated application suites that are represented to be Year 2000 ready. Although Year 2000 readiness was a requirement, these application replacements were primarily driven by business needs. Currently, management estimates that the incremental cost to renovate other applications and test replacement applications and systems to become Year 2000 ready will not have a material effect on the Company's financial condition, results of operations or liquidity. No assurance can be given that the Company will successfully avoid all problems with the Year 2000 issue.

EFFECTS OF INFLATION
--------------------------------------------------------------------------------
U.S. inflation, as measured by the U.S. Consumer Price Index, averaged 2.3% in 1997, 3.0% in 1996 and 2.8% in 1995. Hawaii inflation, as measured by the Honolulu Consumer Price Index, averaged an estimated 1.0% in 1997, 1.5% in 1996 and 2.2% in 1995. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on HEI's operations.

  Inflation increases operating costs and the replacement cost of assets. Subsidiaries with significant physical assets, such as the electric utilities, replace assets at much higher costs and must request rate increases to maintain adequate earnings. In the past, the PUC has generally approved rate increases to cover the effects of inflation. In 1997, 1996 and 1995, the electric utilities received rate increases, in part to cover increases in construction costs and operating expenses due to inflation.

ACCOUNTING CHANGES
--------------------------------------------------------------------------------
See Note 1 in the "Notes to Consolidated Financial Statements."

                        LIQUIDITY AND CAPITAL RESOURCES
                        -------------------------------
CONSOLIDATED
--------------------------------------------------------------------------------
The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and investments and to cover debt and other cash requirements in the foreseeable future.
  The Company's total assets were $8.0 billion and $5.9 billion at December 31, 1997 and 1996, respectively. Growth in 1997 primarily stemmed from the acquisition of most of BoA's Hawaii operations.
  The consolidated capital structure of HEI was as follows:

December 31                                                                   1997            1996
------------------------------------------------------------------------------------------------------
(in millions)
Short-term borrowings..................................................   $  298    14%   $  217    11%
Long-term debt.........................................................      802    37       810    43
HEI- and HECO-obligated preferred securities of trust subsidiaries.....      150     7        --    --
Preferred stock of electric utility subsidiaries.......................       84     4        87     5
Common stock equity....................................................      815    38       773    41
------------------------------------------------------------------------------------------------------
                                                                          $2,149   100%   $1,887   100%
======================================================================================================

ASB's deposit liabilities, securities sold under agreements to repurchase and advances from the FHLB of Seattle are not included in the table above.
  As of February 13, 1998, the Standard & Poor's (S&P), Moody's Investors Service (Moody's) and Duff & Phelps Credit Rating Co.'s (Duff & Phelps) ratings of HEI's and HECO's securities were as follows:

                                                            S&P         Moody's         Duff & Phelps
-------------------------------------------------------------------------------------------------------
HEI
---
Medium-term notes........................................   BBB          Baa2            BBB+
Commercial paper.........................................   A-2          P-2             Duff 2
HEI-obligated preferred securities of trust
    subsidiaries.........................................   BBB-         baa3            BBB
HECO
----
First mortgage bonds.....................................   A-           A3              A
Revenue bonds and medium-term notes......................   BBB+         Baa1            A-
Cumulative preferred stock...............................   BBB          baa1            BBB+
Commercial paper.........................................   A-2          P-2             Duff 1-
HECO-obligated preferred securities of trust
      subsidiary.........................................   BBB          baal            BBB+

The above ratings are not recommendations to buy, sell or hold any securities; such ratings may be subject to revision or withdrawal at any time by the rating agencies; and each rating should be evaluated independently of any other rating.

Neither HEI nor HECO management can predict with certainty future rating agency actions or their effects on the future cost of capital to HEI or HECO.

  Operating activities provided net cash of $143 million in 1997, $163 million in 1996 and $213 million in 1995. Investing activities used net cash of $210 million in 1997, $413 million in 1996 and $481 million in 1995. In 1997, net cash used for investing activities decreased primarily due to the cash received from the assumption of deposit and other liabilities, net of purchase of loans receivable and other assets, from BoA. Cash was used for the origination and purchase of loans and mortgage-backed securities (excluding those acquired from BoA), net of repayments, and capital expenditures in 1997. Financing activities provided net cash of $224 million in 1997, $216 million in 1996 and $312 million in 1995. In 1997, cash was provided by the net increases in certain liabilities (deposit liabilities, excluding those assumed from BoA, advances from the FHLB of Seattle and short-term borrowings) and proceeds from the issuance of HEI- and HECO-obligated preferred securities of trust subsidiaries and common stock, partly offset by net decreases in certain liabilities (securities sold under agreements to repurchase and long-term debt) and common stock dividends.

  A portion of the net assets of HECO and ASB are not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval. However, such restrictions are not expected to significantly affect the operations of HEI, its ability to pay dividends on its common stock or its ability to meet its cash obligations. See Note 18 in the "Notes to Consolidated Financial Statements."

  Total HEI consolidated financing requirements for 1998 through 2002, including net capital expenditures (which exclude the allowance for funds used during construction and capital expenditures funded by third-party cash contributions in aid of construction), long-term debt retirements (excluding repayments of advances from the FHLB of Seattle and securities sold under agreements to repurchase) and sinking fund requirements, are currently estimated to total $819 million. Of this amount, approximately $665 million is for net capital expenditures (mostly relating to the electric utilities' net capital expenditures described below). HEI's consolidated internal sources, after the payment of HEI dividends, are expected to provide approximately 80% of the consolidated financing requirements, with debt financing providing the remaining requirements. Additional debt and equity financing may be required to fund activities not included in the 1998-2002 forecast, such as the development of additional independent power projects by HEIPC and its subsidiaries in Asia and the Pacific, or to fund changes in requirements, such as increases in the amount of or acceleration of capital expenditures of the electric utilities.

  In February 1997, Hawaiian Electric Industries Capital Trust I, a grantor trust, issued $100 million of its 8.36% Company-obligated preferred securities. In March 1997, HECO Capital Trust I, a grantor trust, issued $50 million of its 8.05% cumulative quarterly income preferred securities. See Note 11 in the "Notes to Consolidated Financial Statements" for further discussion.

Following is a discussion of the liquidity and capital resources of HEI's largest segments.

ELECTRIC UTILITY
--------------------------------------------------------------------------------
HECO's consolidated capital structure was as follows:

December 31                                                             1997             1996
------------------------------------------------------------------------------------------------
(in millions)
Short-term borrowings from nonaffiliates and affiliate..........   $   96     6%   $  126      8%
Long-term debt..................................................      628    39       602     38
HECO-obligated preferred securities of trust subsidiary.........       50     3        --     --
Preferred stock
  Subject to mandatory redemption...............................       36     2        39      3
  Not subject to mandatory redemption...........................       48     3        48      3
Common stock equity.............................................      769    47       751     48
------------------------------------------------------------------------------------------------
                                                                   $1,627   100%   $1,566    100%
================================================================================================

In 1997, the electric utilities' investing activities used $113 million in cash, primarily for capital expenditures. Financing activities used cash of $25 million, including cash for common and preferred stock dividends of $62 million and a net decrease in short-term borrowings of $30 million, partly offset by a net increase in long-term debt of $25 million and $50 million from the sale of the HECO-obligated preferred securities of a trust subsidiary. Operating activities provided $139 million toward the cash requirements of financing activities and capital expenditures.

  The electric utilities' consolidated financing requirements for 1998 through 2002, including net capital expenditures, long-term debt retirements and sinking fund requirements, are estimated to total $644 million. HECO's consolidated internal sources, after the payment of common stock and preferred stock dividends, are expected to provide approximately 85% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. As of December 31, 1997, $54 million of proceeds from previous sales by the Department of Budget and Finance of the State of Hawaii of special purpose revenue bonds for the benefit of HECO, MECO and HELCO remain undrawn and an additional $88 million of special purpose revenue bonds were authorized by the Hawaii Legislature for issuance by the Department of Budget and Fi-nance of the State of Hawaii on behalf of HECO and MECO prior to the end of 1999. HECO estimates that it will require approximately $15 million in new common equity, in addition to retained earnings, over the five-year period 1998 through 2002. The PUC must approve issuances of long-term securities by HECO, HELCO and MECO.

  Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures for the five-year period 1998 through 2002 are currently estimated to total $592 million. Approximately 72% of forecast gross capital expenditures, which includes the allowance for funds used during construction and capital expenditures funded by third-party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 28% primarily for generation projects. See Note 3 in the "Notes to Consolidated Financial Statements" for a discussion of purchase commitments, including commitments for fuel contracts, power purchase agreements and construction projects.

  For 1998, electric utility net capital expenditures are estimated to be $151 million. Gross capital expenditures are estimated to be $184 million, comprised of approximately $121 million for transmission and distribution projects, approximately $39 million for new generation projects and approximately $24 million for general plant and existing generation projects. Drawdowns of proceeds from previous and future sales of tax-exempt special purpose revenue bonds, sales of common stock to HEI and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures.

  Capital expenditure estimates and the timing of construction projects are reviewed periodically by management and may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of KWH sales and peak load, the availability of purchased power, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate increases, escalation in construction costs, DSM programs and requirements of environmental and other regulatory and permitting authorities.

SAVINGS BANK
--------------------------------------------------------------------------------

December 31                                                               1997                1996
---------------------------------------------------------------------------------------------------------
                                                                     $      % change      $      % change
---------------------------------------------------------------------------------------------------------
(in millions)
Assets..........................................................   $5,548         55    $3,591          5
Loans receivable, net...........................................    3,036         52     2,002         19
Mortgage-backed securities......................................    1,865         39     1,340         (7)
Deposit liabilities.............................................    3,917         82     2,150         (3)
Securities sold under agreements to repurchase..................      375        (22)      480         16
Advances from FHLB..............................................      736          8       684         37

As of December 31, 1997, ASB was the third largest financial institution in the state based on total assets of $5.5 billion and based on deposits of $3.9 billion. In 1997, ASB's total assets increased primarily due to the acquisition of most of BoA's Hawaii operations. The acquisition added $0.9 billion in loans receivable and $1.7 billion in deposits. ASB also purchased $0.8 billion of mortgage-backed securities in anticipation of and shortly after the acquisition.

   At December 31, 1997, loans which do not accrue interest totaled $71.8 million or 2.4% of net loans outstanding, compared to $47 million or 2.3% at December 31, 1996. At December 31, 1997, there were 30 properties acquired in settlement of loans valued at $4.0 million.

  For 1997, investing activities used cash of $76 million, due to the origination and purchase of loans and mortgage-backed securities (excluding those acquired from BoA), net of repayments, partly offset by cash received from the assumption of deposit and other liabilities, net of purchase of loans receivable and other assets, from BoA. Cash provided by financing activities in 1997 was $212 million, due primarily to an increase in deposit liabilities (excluding those assumed from BoA) and issuances of common and preferred stock.

  Minimum liquidity levels are currently governed by the regulations adopted by the Office of Thrift Supervision (OTS). ASB was in compliance with OTS liquidity requirements as of December 31, 1997.

  ASB believes that a satisfactory regulatory capital position provides a basis for public confidence, affords protection to depositors, helps to ensure continued access to capital markets on favorable terms and provides a foundation for growth. As of December 31, 1997, ASB was in compliance with the OTS minimum capital requirements (noted in parentheses) with a tangible capital ratio of 5.0% (1.5%), a core capital ratio of 5.1% (3.0%) and a risk-based capital ratio of 11.9% (8.0%).

  FDIC regulations restrict the ability of financial institutions that are not "well-capitalized" to offer interest rates on deposits that are significantly higher than the rates offered by competing institutions. As of December 31, 1997, ASB was "well-capitalized" (ratio requirements noted in parentheses) with a leverage ratio of 5.1% (5.0%), a Tier-1 risk-based ratio of 11.1% (6.0%) and a total risk-based ratio of 11.9% (10.0%).

  Significant interstate banking legislation has been enacted at both the federal and state levels. Under the federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, a bank holding company may acquire control of a bank in any state, subject to certain restrictions. Under Hawaii law, effective June 1, 1997, a bank chartered under Hawaii law may merge with an out-of-state bank and convert all branches of both banks into branches of a single bank, subject to certain restrictions. Although the federal and Hawaii laws apply only to banks, such legislation may nonetheless affect the competitive balance among banks, thrifts and other financial institutions and the level of competition among financial institutions doing business in Hawaii.

  For a discussion of the unfavorable disparity in the deposit insurance assessment rates and Financing Corporation assessment rates that ASB and other thrifts have paid in relation to the rates that most commercial banks have paid, and certain legislation affecting financial institutions, see Note 4 in the "Notes to Consolidated Financial Statements."

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
           ----------------------------------------------------------

  The Company's success is largely dependent upon its, primarily ASB's, ability to manage interest rate risk. Interest rate risk can be defined as the exposure of the Company's earnings to adverse movements in interest rates. The Company manages various market risks in the ordinary course of business, including credit risk and liquidity risk. However, the Company considers interest rate risk to be a very significant market risk as it could potentially have a significant effect on the Company's financial condition and results of operations. Because the Company does not have a portfolio of trading assets, the Company is not exposed to market risk from trading activities. The Company does not currently use derivatives to manage market and interest rate risk.

  ASB's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALMCO). ALMCO serves as the Senior Investment Group charged with the responsibility of carrying out the overall investment objectives and activities of ASB as approved by the ASB Board of Directors. ALMCO establishes policies that monitor and coordinate ASB's sources, uses and pricing of funds.

  ASB continues to reduce the volatility of its net interest income by managing the relationship of interest-sensitive assets to interest-sensitive liabilities. To accomplish this, management has undertaken steps to increase the percentage of variable rate assets, as a percentage of its total earning assets.

  Residential real estate lending is and will continue to be a key component of ASB's business. Residential lending demand in Hawaii has been primarily for fixed rate products. Management has made significant purchases of adjustable-rate mortgage-backed securities (MBS) to offset predominantly fixed rate loan production. ASB's adjustable-rate MBS purchases are primarily tied to U.S. treasury indices. The acquisition of most of BoA's Hawaii loans increased the percentage of adjustable-rate residential loans in ASB's portfolio due to the fact that 85% of the residential loans acquired were adjustable-rate loans.

  The acquisition of most of BoA's Hawaii loans has accelerated ASB's progress in building its portfolio of consumer and business banking loans which generally earn higher rates of interest and have maturities shorter than residential real estate loans. However, the origination of consumer and business banking loans involves risks different from those associated with originating residential real estate loans. For example, credit risk associated with consumer and business banking loans is generally higher than for mortgage loans, the sources and level of competition may be different and, compared to residential real estate lending, consumer and business banking lending is a relatively new business for ASB. These different risk factors are considered in the underwriting and pricing standards established for consumer and business banking loans.

  ASB's approach to managing interest rate risk includes the changing of repricing terms and spreading of maturities on certificates of deposits and other interest-costing liabilities. ASB manages the maturities of its borrowings to balance changes in the demand for deposit maturities. ASB has emphasized the need to attract core deposits, which ASB believes are a steady funding source having less sensitivity to changes in market interest rates than other funding sources. At December 31, 1997, core deposits comprised 54% of ASB's deposit base. ASB has also taken advantage of the current "flat" yield curve to extend the maturities of any FHLB advances made with minimal additional interest cost.

  The table below provides contractual balances of ASB's on- and off-balance sheet financial instruments in U.S. dollars at the expected maturity dates as well as the estimated fair values of those on- and off-balance sheet financial instruments as of December 31, 1997, and constitutes a "forward-looking statement." The expected maturity categories take into consideration historical prepayment speeds as well as actual amortization of principal and do not take into consideration reinvestment of cash. Principal prepayments are the amounts of principal reduction over and above normal amortization. Various prepayment speeds ranging from 10-24% were used in computing the expected maturity of ASB's interest-sensitive assets. The expected maturity categories for interest-sensitive core deposits take into consideration historical attrition rates based on core deposit studies. Core deposit attrition rates ranging from 14-32% were used in expected maturity computations for core deposits. The weighted average interest rates for the various assets and liabilities presented are as of December 31, 1997.

  See Note 21 in the "Notes to Consolidated Financial Statements" for descriptions of the methods and assumptions used to estimate fair value of each applicable class of financial instruments.

SAVINGS BANK
                                                          Expected maturity/principal repayment                 December 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     There-              Estimated
(dollars in millions)                                    1998     1999     2000     2001     2002    after     Total     fair value
-----------------------------------------------------------------------------------------------------------------------------------

INTEREST-SENSITIVE ASSETS
Mortgage loans and MBS
    Adjustable rate                                    $  511    $ 385    $ 289    $ 217    $ 162    $  457    $2,021        $2,052
      Average interest rate                                                                                       7.5%
    Fixed rate - one-to-four family                    $  256    $ 230    $ 206    $ 184    $ 165    $1,197    $2,238        $2,294
      Average interest rate                                                                                       7.3%
    Fixed rate - multi-family and non-residential      $   38    $  33    $  30    $  27    $  24    $   48    $  200        $  206
      Average interest rate                                                                                       8.7%

Consumer loans                                         $   81    $  66    $  55    $  45    $  37    $   73    $  357        $  363
      Average interest rate                                                                                       9.7%

Commercial loans                                       $   34    $  30    $  21       --       --        --    $   85        $   81
      Average interest rate                                                                                       9.2%

Investment securities and interest-bearing
  deposits                                             $  101       --       --       --       --        --    $  101        $  101
      Average interest rate                               5.6%                                                    5.6%

INTEREST-SENSITIVE LIABILITIES
Passbook deposits                                      $  242    $ 128    $ 128    $  92    $  92    $  475    $1,157        $1,157
      Average interest rate                               3.0%     3.0%     3.0%     3.0%     3.0%      3.0%      3.0%

NOW and other demand deposits                          $  125    $ 106    $ 105    $  62    $  61    $  169    $  628        $  628
      Average interest rate                               1.0%     1.0%     1.0%     1.0%     1.0%      1.0%      1.0%

Money market accounts                                  $  103    $  79    $  78    $  28    $  28    $   32    $  348        $  348
      Average interest rate                               4.4%     4.4%     4.4%     4.4%     4.4%      4.4%      4.4%

Certificates of deposit                                $1,480    $ 176    $  32    $  13    $  17    $   66    $1,784        $1,780
      Average interest rate                               5.4%     5.6%     5.9%     5.9%     6.2%      5.5%      5.4%

FHLB advances                                          $  351    $  67    $  28    $  65    $  37    $  188    $  736        $  745
      Average interest rate                               5.7%     5.6%     5.9%     7.0%     7.0%      7.3%      6.3%

Other borrowings                                       $  386                                                  $  386        $  385
      Average interest rate                               5.7%                                                    5.7%

INTEREST-SENSITIVE OFF-BALANCE SHEET ITEMS
Loans serviced for others                                                                                      $  872        $   21
      Average interest rate                                                                                       7.5%

Loan commitments and loans in process                                                                          $   55        $    1
      Average interest rate                                                                                       7.5%

Unused consumer lines of credit                                                                                $  247        $   (4)
      Average interest rate                                                                                      11.8%

The Company's general policy is to manage other than savings bank interest rate risk through use of a combination of short- and long-term debt and preferred securities. The table below provides information about the Company's other than savings bank market sensitive financial instruments in U.S. dollars, including contractual balances at the expected maturity dates as well as the estimated fair values as of December 31, 1997, and constitutes a "forward-looking statement."

OTHER THAN SAVINGS BANK
                                                        Expected maturity/principal repayment                   December 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    There-               Estimated
(dollars in millions)                                   1998     1999     2000     2001     2002    after     Total      fair value
------------------------------------------------------------------------------------------------------------------------------------

INTEREST-SENSITIVE LIABILITIES
Short-term borrowings                                  $ 298       --       --       --       --        --     $298             $298
      Average interest rate                              6.1%      --       --       --       --        --      6.1%

Long-term debt
  Fixed rate                                           $  32    $   7    $  12    $  24    $   8      $677     $760             $793
      Average interest rate                              6.0%     7.5%     7.0%     8.5%     7.6%      6.5%     6.5%
  Variable rate                                           --    $  35       --    $   8       --        --     $ 43             $ 46
      Average interest rate                               --      6.3%      --     10.0%      --        --      7.0%

HEI- AND HECO- OBLIGATED PREFERRED SECURITIES OF
 TRUST SUBSIDIARIES                                       --       --       --       --       --      $150     $150             $155
       Average distribution rate                          --       --       --       --       --       8.3%     8.3%

PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES
 SUBJECT TO MANDATORY REDEMPTION                       $   3    $   2    $   3    $   3    $   3      $ 22     $ 36             $ 38
      Average dividend rate                              8.7%     8.7%     8.6%     8.6%     8.6%      8.5%     8.6%

FORWARD-LOOKING INFORMATION

This report and other presentations made by HEI and its subsidiaries contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Except for historical information contained herein, the matters set forth are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the effect of international, national and local economic conditions, including the condition of the Hawaii tourist and construction industries and the Hawaii housing market; the effects of weather and natural disasters; product demand and market acceptance risks; increasing competition in the electric utility industry; capacity and supply constraints or difficulties; new technological developments; governmental and regulatory actions, including decisions in rate cases and on permitting issues; the results of financing efforts; the timing and extent of changes in interest rates; and the results of integration of the acquired BoA - Hawaii operations with the operations of ASB. Investors are also directed to consider other risks and uncertainties discussed in other periodic reports previously and subsequently filed by HEI and/or HECO with the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:


We have audited the accompanying consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP



Honolulu, Hawaii
January 19, 1998

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                          1997          1996          1995
--------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES
Electric utility...........................................................   $1,107,523    $1,080,868    $  988,722
Savings bank...............................................................      294,135       271,402       254,616
Other......................................................................       62,321        58,302        52,586
--------------------------------------------------------------------------------------------------------------------
                                                                               1,463,979     1,410,572     1,295,924
--------------------------------------------------------------------------------------------------------------------
EXPENSES
Electric utility...........................................................      935,770       907,255       829,679
Savings bank...............................................................      249,396       231,346       214,572
   FDIC special assessment.................................................           --        13,835            --
Other......................................................................       72,624        69,890        64,009
--------------------------------------------------------------------------------------------------------------------
                                                                               1,257,790     1,222,326     1,108,260
--------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)
Electric utility...........................................................      171,753       173,613       159,043
Savings bank...............................................................       44,739        26,221        40,044
Other......................................................................      (10,303)      (11,588)      (11,423)
--------------------------------------------------------------------------------------------------------------------
                                                                                 206,189       188,246       187,664
--------------------------------------------------------------------------------------------------------------------
Interest expense--electric utility and other...............................      (64,607)      (65,832)      (62,860)
Allowance for borrowed funds used during construction......................        6,190         5,862         5,112
Preferred stock dividends of electric utility subsidiaries.................       (6,253)       (6,529)       (6,885)
Preferred securities distributions of trust subsidiaries...................      (10,600)           --            --
Allowance for equity funds used during construction........................       10,864        11,741        10,202
--------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES.................................................      141,783       133,488       133,233
Income taxes...............................................................       55,341        54,830        55,740
--------------------------------------------------------------------------------------------------------------------
NET INCOME.................................................................   $   86,442    $   78,658    $   77,493
====================================================================================================================
BASIC EARNINGS PER COMMON SHARE............................................        $2.76         $2.60         $2.66
====================================================================================================================
DILUTED EARNINGS PER COMMON SHARE..........................................        $2.75         $2.59         $2.65
====================================================================================================================
DIVIDENDS PER COMMON SHARE.................................................        $2.44         $2.41         $2.37
====================================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING.......................       31,375        30,310        29,187
====================================================================================================================
ADJUSTED WEIGHTED AVERAGE SHARES...........................................       31,470        30,388        29,248
====================================================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
--------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                             1997          1996          1995
--------------------------------------------------------------------------------------------------------------------
(in thousands)
RETAINED EARNINGS, BEGINNING OF YEAR.......................................   $  149,907    $  144,216    $  135,835
Net income.................................................................       86,442        78,658        77,493
Common stock dividends.....................................................      (76,487)      (72,967)      (69,112)
--------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR.............................................   $  159,862    $  149,907    $  144,216
====================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

December 31                                                                       1997                       1996
--------------------------------------------------------------------------------------------------------------------
(in thousands)

ASSETS
Cash and equivalents.......................................                    $  254,356                 $   97,417
Accounts receivable and unbilled revenues, net.............                       158,292                    150,858
Inventories, at average cost...............................                        45,412                     48,745
Real estate developments...................................                        30,143                     33,210
Investment and mortgage-backed securities (estimated fair
 value $1,983,657 and $1,367,328)..........................                     1,971,886                  1,377,591
Other investments..........................................                        73,769                     72,609
Loans receivable, net......................................                     3,035,847                  2,002,028
Property, plant and equipment, net
     Land..................................................      $   46,124                 $   39,790
     Plant and equipment...................................       2,735,988                  2,587,697
     Construction in progress..............................         212,205                    204,335
                                                                  ---------                  ---------
                                                                  2,994,317                  2,831,822
     Less -- accumulated depreciation......................        (974,759)    2,019,558     (890,055)    1,941,767
                                                                  ---------                  ---------
Regulatory assets..........................................                       104,079                    100,804
Other......................................................                       138,048                     73,776
Goodwill and other intangibles.............................                       122,492                     37,035
--------------------------------------------------------------------------------------------------------------------
                                                                               $7,953,882                 $5,935,840
====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accounts payable...........................................                    $  149,266                 $  107,896
Deposit liabilities........................................                     3,916,600                  2,150,370
Short-term borrowings......................................                       298,016                    216,543
Securities sold under agreements to repurchase.............                       375,366                    479,742
Advances from Federal Home Loan Bank.......................                       736,474                    684,274
Long-term debt.............................................                       802,575                    810,080
Deferred income taxes......................................                       186,241                    185,609
Unamortized tax credits....................................                        49,904                     48,857
Contributions in aid of construction.......................                       197,596                    197,805
Other......................................................                       193,100                    194,564
--------------------------------------------------------------------------------------------------------------------
                                                                                6,905,138                  5,075,740
--------------------------------------------------------------------------------------------------------------------
HEI- and HECO-obligated preferred securities of trust
       subsidiaries directly or indirectly holding solely
       HEI and HEI-guaranteed and HECO and
       HECO-guaranteed subordinated debentures.............                       150,000                         --
Preferred stock of electric utility subsidiaries
       Subject to mandatory redemption.....................                        35,770                     38,955
       Not subject to mandatory redemption.................                        48,293                     48,293
--------------------------------------------------------------------------------------------------------------------
                                                                                  234,063                     87,248
--------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock, no par value, authorized 10,000 shares;
 issued:  none.............................................                            --                         --
Common stock, no par value, authorized 100,000 shares;
 issued and outstanding:  31,895 shares and 30,853 shares..                       654,819                    622,945
Retained earnings..........................................                       159,862                    149,907
--------------------------------------------------------------------------------------------------------------------
                                                                                  814,681                    772,852
--------------------------------------------------------------------------------------------------------------------
                                                                               $7,953,882                 $5,935,840
====================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                               1997          1996            1995
--------------------------------------------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.....................................................................    $   86,442     $ 78,658        $ 77,493
Adjustments to reconcile net income to net cash provided by
   operating activities
      Depreciation and amortization of property, plant and equipment...........        91,505       82,320          76,656
      Other amortization.......................................................        13,844       12,474           8,213
      Deferred income taxes and tax credits, net...............................           156        6,142          12,660
      Allowance for equity funds used during construction......................       (10,864)     (11,741)        (10,202)
      Changes in assets and liabilities, net of effects from the acquisition of Bank of America, FSB - Hawaii operations
            Increase in accounts receivable and unbilled revenues, net.........        (2,365)      (8,353)        (11,743)
            Decrease (increase) in inventories.................................         3,333      (13,487)          7,868
            Decrease in other securities held for trading......................            --           --          49,505
            Increase in regulatory assets......................................        (4,910)        (418)         (4,247)
            Increase (decrease) in accounts payable............................       (13,628)      13,090          (2,404)
            Changes in other assets and liabilities............................       (20,132)       4,732           8,806
--------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES......................................       143,381      163,417         212,605
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Held-to-maturity mortgage-backed securities purchased..........................      (799,299)    (208,857)       (200,943)
Principal repayments on held-to-maturity mortgage-backed securities............       272,662      309,384         183,702
Held-to-maturity investment securities purchased...............................       (64,949)          --         (39,458)
Proceeds from maturity of investment securities................................            --           --          39,600
Loans receivable originated and purchased......................................      (310,903)    (490,852)       (427,518)
Principal repayments on loans receivable.......................................       146,685      169,160         145,522
Proceeds from sale of loans receivable.........................................         4,371        2,414           6,769
Capital expenditures...........................................................      (147,304)    (205,583)       (194,623)
Contributions in aid of construction...........................................         7,089        9,674          10,417
Purchase of savings bank-owned life insurance..................................       (35,000)      (5,000)             --
Cash received from assumption of deposit and other liabilities, net of purchase of loans receivable and other assets, from
     Bank of America, FSB......................................................       714,843           --              --
Other..........................................................................         1,748        6,717          (4,962)
--------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES..........................................      (210,057)    (412,943)       (481,494)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposit liabilities.................................       105,982      (73,385)         94,445
Net increase in short-term borrowings with original maturities of
      three months or less.....................................................        82,469       36,374          46,531
Proceeds from other short-term borrowings......................................         2,817        1,466           1,098
Repayment of other short-term borrowings.......................................        (3,813)      (3,122)         (2,559)
Proceeds from securities sold under agreements to repurchase...................     1,557,000      714,100         557,000
Repurchase of securities sold under agreements to repurchase...................    (1,660,600)    (646,000)       (269,339)
Proceeds from advances from Federal Home Loan Bank.............................     1,337,500      810,560         585,721
Principal payments on advances from Federal Home Loan Bank.....................    (1,285,300)    (627,560)       (700,821)
Proceeds from issuance of long-term debt.......................................        74,233      124,886          78,544
Repayment of long-term debt....................................................       (81,900)     (73,400)        (38,400)
Proceeds from issuance of HEI- and HECO-obligated
      preferred securities of trust subsidiaries...............................       150,000           --             --
Redemption of electric utility subsidiaries' preferred stock...................        (3,185)      (2,795)         (3,094)
Net proceeds from issuance of common stock.....................................        22,994       19,818          19,322
Common stock dividends.........................................................       (61,799)     (55,288)        (49,415)
Other..........................................................................       (12,783)      (9,544)         (6,934)
--------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES......................................       223,615      216,110         312,099
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents................................       156,939      (33,416)         43,210
Cash and equivalents, beginning of year........................................        97,417      130,833          87,623
--------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR..............................................    $  254,356     $ 97,417        $130,833
==========================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 . SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

GENERAL
--------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. (HEI) is a holding company with subsidiaries engaged in electric utility, savings bank, freight transportation, real estate development and other businesses, primarily in the State of Hawaii, and also engaged in the pursuit of independent power projects in Asia and the Pacific.

BASIS OF PRESENTATION. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates.

  Material estimates that are particularly susceptible to significant change relate to the determination of regulatory assets, the allowance for loan losses, the provision for impairment losses on real estate projects and the amounts reported for pension and other postretirement benefit obligations.

CONSOLIDATION. The consolidated financial statements include the accounts of HEI and its subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

PUBLIC UTILITIES COMMISSION REGULATION. The electric utility subsidiaries and Young Brothers, Limited (YB) are regulated by the Public Utilities Commission of the State of Hawaii (PUC) and account for the effects of regulation under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

INVESTMENTS.

Debt and equity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Equity securities (with readily determinable fair values) and debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses, if any, included in earnings. Equity securities (with readily determinable fair values) and debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses, if any, excluded from earnings and reported in a separate component of stockholders' equity.

Other Investments. Investments in joint ventures and other investments for which the Company has the ability to exercise significant influence over the operating and financing policies of the enterprise are accounted for under the equity method.

  For held-to-maturity investments, available-for-sale investments and other investments described above, declines in value determined to be other than temporary are reflected in net income and result in the establishment of a new cost basis for the investment. The specific identification method is used in determining realized gains and losses on the sales of securities.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. The cost of plant constructed by the electric utility subsidiaries includes applicable engineering, supervision, administrative and general expenses, and an allowance for the cost of funds used during the construction period. Upon the ordinary retirement or sale of electric utility plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage obtained) are charged to accumulated depreciation.

POSTRETIREMENT BENEFITS. Pension costs are charged primarily to expense and electric utility plant. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act of 1974. Certain health care and/or life insurance benefits are provided to eligible retired employees and the employees' beneficiaries and covered dependents. In 1997, 1996 and 1995, these postretirement benefits were charged primarily to expense and electric utility plant. See Note 17.

DEPRECIATION. Depreciation of plant and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets. Electric utility plant has service lives ranging from 20 to 45 years for production plant, from 25 to 50 years for transmission and distribution plant and from 8 to 45 years for general plant. The electric utility subsidiaries' composite annual depreciation rate was 3.9% in 1997 and 3.8% in 1996 and 1995.

ENVIRONMENTAL EXPENDITURES. The Company is subject to numerous federal and state statutes and governmental regulations pertaining to water quality, air quality and other environmental factors. In general, environmental contamination treatment costs are charged to expense, unless it is probable such costs will be recovered through rates authorized by the PUC. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned; the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations; or the costs are incurred in preparing the property for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable that such costs would be allowed by the PUC as reasonable and necessary costs of service to be recovered in future rates.

  In October 1996, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." The provisions of the SOP are consistent with the Company's current policies and, accordingly, adoption of the SOP on January 1, 1997 did not have a material effect on the Company's financial condition, results of operations or liquidity.

INCOME TAXES. Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.

  Generally, federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

CASH FLOWS. The Company considers cash on hand, deposits in banks, deposits with the Federal Home Loan Bank (FHLB) of Seattle, money market accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements with original maturities of three months or less to be cash and equivalents.

ACCOUNTING CHANGES.

Transfers and servicing of financial assets and extinguishments of liabilities. In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for distinguishing between transfers of financial assets that are sales and transfers that are secured borrowings. The Company adopted the provisions of SFAS No. 125 on January 1, 1997. The adoption of SFAS No. 125 did not have a material effect on the Company's financial condition, results of operations or liquidity.

Earnings per share. In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which requires the presentation of "basic" earnings per share, computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, and "diluted" earnings per share, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company adopted SFAS No. 128 in the fourth quarter of 1997 and has restated all prior period earnings per share data presented. The adoption of SFAS No. 128 did not have a material effect on the Company's previously reported earnings per share information.

Comprehensive income. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt the provisions of SFAS No. 130 in the first quarter of 1998. SFAS No. 130 requires reclassification of financial statements for earlier periods provided for comparative purposes. The adoption of SFAS No. 130 is not expected to have a material effect on the Company's reported financial information.

Segments of an enterprise and related information. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for periods beginning after December 15, 1997. The Company will adopt the provisions of SFAS No. 131 in the first quarter of 1998. SFAS No. 131 requires restatement of comparative information presented for earlier periods. The adoption of SFAS No. 131 is not expected to have a material effect on the Company's reported financial information.

ELECTRIC UTILITY
--------------------------------------------------------------------------------
CONTRIBUTIONS IN AID OF CONSTRUCTION. The electric utility subsidiaries receive contributions from customers for special construction requirements. As directed by the PUC, the contributions are amortized on a straight-line basis over 30 years, which approximates the estimated useful lives of the facilities for which the contributions were received. This amortization is an offset against depreciation expense.

ELECTRIC UTILITY REVENUES. Electric utility revenues are based on rates authorized by the PUC and include revenues applicable to electric energy consumed in the accounting period but not yet billed to the customers. Revenue amounts recorded under PUC approved interim rate adjustments are subject to refund, with interest, pending final authorization by the PUC.

  The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION. Allowance for funds used during construction (AFUDC) is an accounting practice whereby the costs of debt and equity funds used to finance plant construction are transferred from the income statement to construction in progress on the balance sheet. This procedure removes the effect of the costs of financing construction activity from the income statement and treats such costs in the same manner as construction labor and material costs.

  The weighted average gross-of-tax AFUDC rate was 9.0% in 1997, 9.2% in 1996 and 9.4% in 1995, and reflected quarterly compounding.

SAVINGS BANK
--------------------------------------------------------------------------------
LOANS RECEIVABLE. Loans receivable are stated at cost less an allowance for loan losses, loan origination and commitment fees and purchase premiums and discounts. Interest on loans is credited to income as it is earned.

  Any discount on loans is accreted or premium amortized over the estimated life of the loan using the level-yield method.

ALLOWANCE FOR LOAN LOSSES.    Considering current information and events
regarding the borrowers' ability to repay their obligations, American Savings Bank, F.S.B. (ASB) deems a loan impaired when it is probable that ASB will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is deemed impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if the loan is considered to be collateral dependent, based on the fair value of the collateral. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses.

  For the remaining loans receivable portfolio (smaller-balance homogeneous loans), ASB provides valuation allowances for estimated losses on loans receivable. Several factors are collectively weighed in determining the adequacy of the valuation allowance, including management's review of the existing risks in the loan portfolio, prevailing economic conditions and the historical loss experience. Actual losses could differ materially from estimates as of December 31, 1997.

  ASB uses either the cash or cost-recovery method to record cash receipts on impaired loans that are not accruing interest. For smaller-balance homogeneous loans, ASB generally ceases the accrual of interest on a loan that is more than 90 days past due or when there is reasonable doubt as to the loan's collectibility. Subsequent recognition of interest income for such loans is generally on the cash method.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS. Real estate acquired in settlement of loans is recorded at the lower of cost or fair value less estimated selling expenses.

LOAN ORIGINATION AND COMMITMENT FEES. Loan origination fees (net of direct loan origination costs) are deferred and recognized as an adjustment of yield over the life of the loan. Nonrefundable commitment fees (net of direct loan origination costs, if applicable) for commitments to originate or purchase loans are deferred and, if the commitment is exercised, recognized as an adjustment of yield over the life of the loan. If the commitment expires unexercised, nonrefundable commitment fees are recognized as income upon expiration of the commitment.

AMORTIZATION OF GOODWILL AND CORE DEPOSIT INTANGIBLES. Goodwill is being amortized on a straight-line basis over 25 years. Core deposit intangibles are being amortized each year at the greater of the actual attrition rate of such deposit base or 10% of the original value. Management evaluates whether later events or changes in circumstances indicate the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance of an intangible asset may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, management will use an estimate of undiscounted future cash flows over the remaining useful life of the asset in measuring whether the intangible asset is recoverable.

2 . SEGMENT FINANCIAL INFORMATION
--------------------------------------------------------------------------------
Segment financial information on page 26 is incorporated herein by reference.

 3 . ELECTRIC UTILITY SUBSIDIARY
-------------------------------------------------------------------------------
 Hawaiian Electric Company, Inc. and subsidiaries

 Selected consolidated financial information

 INCOME STATEMENT DATA

 Years ended December 31                                                  1997          1996         1995
------------------------------------------------------------------------------------------------------------
 (in thousands)
 REVENUES
 Operating revenues.................................................   $1,098,755    $1,071,426    $981,990
 Other--nonregulated................................................        8,768         9,442       6,732
------------------------------------------------------------------------------------------------------------
                                                                        1,107,523     1,080,868     988,722
------------------------------------------------------------------------------------------------------------
 EXPENSES
 Fuel oil...........................................................      257,002       250,544     207,001
 Purchased power....................................................      292,852       286,077     276,364
 Other operation....................................................      148,959       142,699     137,349
 Maintenance........................................................       49,858        52,305      47,225
 Depreciation and amortization......................................       82,017        73,453      67,649
 Taxes, other than income taxes.....................................      104,232       101,387      92,961
 Other--nonregulated................................................          850           790       1,130
------------------------------------------------------------------------------------------------------------
                                                                          935,770       907,255     829,679
------------------------------------------------------------------------------------------------------------
 Operating income from regulated and nonregulated activities........      171,753       173,613     159,043
 Allowance for equity funds used during construction................       10,864        11,741      10,202
 Interest and other charges.........................................      (54,423)      (50,115)    (47,136)
 Allowance for borrowed funds used during construction..............        6,190         5,862       5,112
------------------------------------------------------------------------------------------------------------
 Income before income taxes and preferred stock dividends of HECO...      134,384       141,101     127,221
 Income taxes.......................................................       52,535        55,888      50,198
------------------------------------------------------------------------------------------------------------
 Income before preferred stock dividends of HECO....................       81,849        85,213      77,023
 Preferred stock dividends of HECO..................................        3,660         3,865       4,126
------------------------------------------------------------------------------------------------------------
 Net income for common stock........................................   $   78,189    $   81,348    $ 72,897
============================================================================================================

BALANCE SHEET DATA

December 31                                                                                   1997                 1996
-----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
ASSETS
Utility plant, at cost
   Property, plant and equipment....................................................          $2,592,439           $2,476,584
   Less accumulated depreciation....................................................            (904,781)            (828,917)
   Construction in progress.........................................................             205,447              197,835
-----------------------------------------------------------------------------------------------------------------------------
Net utility plant...................................................................           1,893,105            1,845,502
Accounts receivable, net............................................................              73,573               80,757
Unbilled revenues, net..............................................................              45,980               43,726
Regulatory assets...................................................................             101,809               98,380
Other...............................................................................              97,847               97,181
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              $2,212,314           $2,165,546
=============================================================================================================================
CAPITALIZATION AND LIABILITIES
Common stock equity.................................................................          $  769,235           $  751,311
Cumulative preferred stock
 Not subject to mandatory redemption, dividend rates of 4.25-8.875%.................              48,293               48,293
 Subject to mandatory redemption, dividend rates of 7.68-13.75%.....................              35,770               38,955
HECO-obligated mandatorily redeemable preferred securities of trust subsidiary holding solely HECO and HECO-guaranteed
    subordinated debentures.........................................................              50,000                   --
Long-term debt......................................................................             627,621              602,226
-----------------------------------------------------------------------------------------------------------------------------
Total capitalization................................................................           1,530,919            1,440,785
Short-term borrowings from nonaffiliates and affiliate..............................              95,581              125,920
Deferred income taxes...............................................................             125,509              119,613
Unamortized tax credits.............................................................              48,675               47,634
Contributions in aid of construction................................................             197,596              197,805
Other...............................................................................             214,034              233,789
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              $2,212,314           $2,165,546
=============================================================================================================================

CUMULATIVE PREFERRED STOCK. Certain cumulative preferred shares of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries are redeemable at the option of the respective company at a premium or par. The remaining cumulative preferred shares are subject to mandatory sinking fund provisions at par and optional redemption provisions at a premium. The total sinking fund requirements on preferred stock subject to mandatory redemption for 1998 through 2002 are $3 million in 1998, $2 million in 1999 and $3 million in each of the years 2000, 2001 and 2002.

MAJOR CUSTOMERS. The electric utility subsidiaries derive approximately 10% of their operating revenues from the sale of electricity to various federal government agencies. These revenues amounted to $110 million in 1997, $108 million in 1996 and $97 million in 1995.

COMMITMENTS AND CONTINGENCIES.

Fuel contracts and other purchase commitments. HECO and its subsidiaries have contractual agreements to purchase minimum amounts of 0.5% sulfur residual fuel oil (at prices tied to the market prices of petroleum products in Singapore) and 2.0% sulfur residual fuel oil and 0.4% sulfur diesel fuel (at prices tied to the market prices of petroleum products in Los Angeles) through 2004. Based on the average price per barrel prevailing as of January 1, 1998, the estimated amount of minimum purchases under the fuel supply contracts for 1998 is $201 million. The actual amount of purchases in 1998 could vary substantially from this estimate as a result of changes in market prices, quantities actually purchased and other factors. HECO and its subsidiaries purchased $248 million, $261 million and $194 million of fuel under prior contractual agreements in 1997, 1996 and 1995, respectively.

  At December 31, 1997, HECO and its subsidiaries had purchase commitments, other than fuel and power purchase contracts, amounting to approximately $45 million.

Power purchase agreements. At December 31, 1997, HECO and its subsidiaries had power purchase agreements for 474 megawatts (MW) of firm capacity, representing approximately 22% of the total of their generating capabilities and purchased power firm capacities. Rate recovery is allowed for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $110 million in 1998 and 1999, $103 million each in 2000 and 2001, $100 million in 2002 and a total of $1.8 billion in 2003 through 2028.

  In general, payments under the power purchase agreements for 474 MW of firm capacity are based upon available capacity and energy. Payments for capacity generally are not required if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. The energy payment will vary over the terms of the agreements and HECO and its subsidiaries may pass on changes in the fuel component of the energy charges to customers through the energy cost adjustment clause in their rate schedules. HECO and its subsidiaries do not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to HECO nor its subsidiaries upon expiration of the agreements, and the agreements do not contain bargain purchase options with respect to the facilities.

Interim rate increases. At December 31, 1997, there were no revenue amounts recognized under interim rate increases and subject to refund.

PUC SHOW CAUSE ORDER FOR HECO. In March 1997, the PUC issued a show cause order to HECO requesting information to assist the PUC in determining if it should reduce HECO's rates and require HECO to refund any excess earnings to its ratepayers. The PUC noted that for 1996 HECO recorded a return on average common equity (ROACE) of 11.93% and a simple average rate of return on rate base (ROR) of 9.70%, which exceeded the 11.40% ROACE and 9.16% ROR determined to be reasonable by the PUC in the utility's last rate case. The amount of 1996 net income represented by the difference between the two RORs of 9.70% and 9.16% was less than $4.5 million.

  In April 1997, HECO filed its response to the PUC's order. HECO indicated the reported ROR for 1996 was higher than the return used to determine the 1995 test year revenue requirements primarily due to the impact in 1996 of higher kilowatthour sales because of normal expected sales growth, increased military sales and warmer than normal weather. Among other things, HECO explained that the weighted average cost of capital in 1997 should be higher than the 9.16% found to be reasonable in HECO's 1995 test year rate case, because a higher ROACE is appropriate under 1997 market conditions. HECO also pointed out that it is not compensated in those years when its actual results fall below returns that were found to be reasonable in the most recent rate case. This point was subsequently demonstrated when, for 1997, HECO reported a ROACE of 10.26% and a ROR of 8.75%, both below the returns found to be reasonable in HECO's last rate case. Management cannot predict what future PUC action may be taken in this proceeding.

HECO power outage. On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. The PUC initiated an investigation of the April 9, 1991 outage, which was consolidated with a pending investigation of an outage that occurred in 1988. Power Technologies, Inc., an independent consultant hired by HECO with the approval of the PUC, investigated the 1991 outage. HECO is implementing certain of Power Technologies, Inc.'s recommendations and provides the PUC with summaries of its progress on those recommendations. Management cannot predict the timing and outcome of any PUC D&O that may be issued, if any, with respect to the outages.

HELCO power situation.

Background.  In 1991, Hawaii Electric Light Company, Inc. (HELCO) proceeded with
----------
plans to install at its Keahole power plant site two 20-MW combustion turbines (CT-4 and CT-5), followed by an 18-MW heat steam recovery generator (ST-7), at which time these units would be converted to a 56-MW (net) combined-cycle unit. In January 1994, the PUC approved expenditures for CT-4, which HELCO had planned to install in late 1994.

  Installation of HELCO's phased combined-cycle unit at the Keahole power plant site has been revised due to delays in (a) obtaining approval from the Hawaii Board of Land and Natural Resources (BLNR) of a Conservation District Use Permit
(CDUP) amendment and (b) obtaining from the Department of Health of the State of Hawaii (DOH) and the U.S. Environmental Protection Agency (EPA) an air quality Prevention of Significant Deterioration/Covered Source permit (PSD permit) for the Keahole power plant site.

CDUP amendment.  On July 10, 1997, the Third Circuit Court of the State of
---------------
Hawaii issued its Amended Findings of Fact, Conclusions of Law, Decision and Order on HELCO's appeal of an order of the BLNR, along with other civil cases relating to HELCO's application for a CDUP amendment. This decision allows HELCO to use its Keahole property as requested in its application. An amended order to the same effect was issued on August 18, 1997. Opposing parties filed a Notice of Appeal of the final judgment in one set of the civil cases and have filed a motion to stay the project pending resolution of the appeal. Upon entry of the final judgments in other civil cases, it is anticipated that further appeals will be filed. Management believes that HELCO will ultimately prevail with regard to any appeals which may be taken and that the amended decision of the Third Circuit Court will be upheld.

PSD permit. In November 1995, the EPA declined to sign HELCO's PSD permit for
----------
the combined-cycle unit. In October 1997, the EPA approved a revised draft permit and the DOH issued a final PSD permit. Nine appeals from the issuance of the permit have been filed with the Environmental Appeals Board of the EPA. Based on the proceedings to date, management believes that HELCO will ultimately prevail in the appeals.

Declaratory judgment action.  In February 1997, the Keahole Defense Coalition
---------------------------
and three individuals filed a lawsuit in the Third Circuit Court of the State of Hawaii against HELCO, the director of the DOH, and the BLNR, seeking declaratory rulings that, with regard to the Keahole project, one or more of the defendants had violated, or could not allow the plant to operate without violating, the State Clean Air Act, the State Noise Pollution Act, conditions of HELCO's conditional use permit, covenants of HELCO's land patent and Hawaii administrative rules regarding standard conditions applicable to land permits. HELCO intends to vigorously defend against the claims raised and management believes the allegations are without merit.

IPP complaints. Two independent power producers (IPPs), Kawaihae Cogeneration
--------------
Partners (KCP) and Enserch Development Corporation (Enserch), filed separate complaints against HELCO with the PUC in 1993 and 1994, respectively, alleging that they are entitled to power purchase contracts to provide HELCO with additional capacity which they claim would be a substitute for HELCO's planned 56-MW combined-cycle unit at Keahole. Under HELCO's current estimate of generating capacity requirements, there is a near term need for capacity in addition to the capacity which might be provided by either of the proposed IPP units.

  In September 1995, the PUC allowed HELCO to continue to pursue construction of and commit expenditures for the second combustion turbine (CT-5) and the steam recovery generator (ST-7) for its planned combined-cycle unit, stating in its order that "no part of the project may be included in HELCO's rate base unless and until the project is in fact installed, and is used and useful for utility purposes." The PUC also ordered HELCO to continue negotiating with the IPPs and directed that the facility to be built (i.e., either HELCO's or one of the IPPs') should be the one that can be most expeditiously put into service at "allowable cost."

  In April 1997, Hilo Coast Processing Company (HCPC) filed a complaint against HELCO with the PUC, requesting an immediate hearing on HCPC's offer for a new 20-year power purchase contract for its existing facility, which is proposed to be expanded from 22 MW to 32 MW. HCPC's existing power purchase agreement is scheduled to terminate at the end of 1999.

     Enserch complaint. In January 1998, HELCO filed with the PUC an application
     -----------------
     for approval of a power purchase agreement and an interconnection agreement with Encogen, Hawaii, L. P. (an Enserch affiliate) dated October 22, 1997. The agreements are subject to final, nonappealable approval by the PUC. Enserch, KCP, HCPC and one other IPP have filed motions to intervene in that docket.

     KCP complaint. In January 1996, the PUC ordered HELCO to continue in good
     -------------
     faith to negotiate a power purchase agreement with KCP. In May 1997, KCP filed a motion for unspecified "sanctions" against HELCO for allegedly failing to negotiate in good faith, and in June 1997, KCP filed a motion asking the PUC to designate KCP's facility as the next generating unit on the HELCO system and to determine the "allowable cost" which would be payable by HELCO to KCP. HELCO filed memoranda in opposition to KCP's motions. An evidentiary hearing was held and briefs were filed by both parties. Action by the PUC is pending.

     HCPC complaint. The PUC converted the HCPC complaint to a purchased power
     --------------
     contract negotiation proceeding. An evidentiary hearing is scheduled for April 1998.

  Management cannot determine at this time whether the negotiations with KCP and HCPC and related PUC proceedings will result in the execution and/or PUC approval of a power purchase agreement or impact management's plans with regard to installation of HELCO's combined-cycle unit at the Keahole power plant site.

Costs incurred. As of December 31, 1997, HELCO's costs incurred in its efforts
--------------
to put into service its Keahole combined-cycle unit amounted to $55.1 million, including approximately $26.8 million for equipment and material purchases, approximately $11.6 million for planning, engineering, permitting, site development and other costs and approximately $16.7 million as an allowance for funds used during construction.

Contingency planning. In June 1995, HELCO filed with the PUC its generation
--------------------
resource contingency plan detailing alternatives and mitigation measures to address possible further delays in obtaining the permits necessary to construct its combined-cycle unit. Actions under the plan have helped HELCO maintain its reserve margin and reduce the risk of near-term capacity shortages. In January 1996, the PUC opened a proceeding to evaluate HELCO's contingency resource plan and HELCO's efforts to insure system reliability. HELCO has filed update reports with the PUC on the contingency plan and its implementation.

ENVIRONMENTAL REGULATION.  See Note 22, "Contingencies."

MANAGEMENT SERVICES AND OTHER FEES. HEI's charges to HECO and its subsidiaries for general management and administrative services totaled $2.2 million, $2.3 million and $2.5 million in 1997, 1996 and 1995, respectively. HEI's charges to HECO for data processing services totaled $1.9 million, $3.1 million and $3.5 million in 1997, 1996 and 1995, respectively.

4 . SAVINGS BANK SUBSIDIARY
--------------------------------------------------------------------------------
American Savings Bank, F.S.B. and subsidiaries

Selected consolidated financial information
INCOME STATEMENT DATA

Years ended December 31                                                         1997        1996        1995
--------------------------------------------------------------------------------------------------------------
(in thousands)
Interest income............................................................   $277,618    $255,714    $236,694
Interest expense...........................................................    164,662     153,664     142,705
--------------------------------------------------------------------------------------------------------------
Net interest income........................................................    112,956     102,050      93,989
Provision for loan losses..................................................     (6,934)     (7,631)     (4,887)
Other income...............................................................     16,517      15,688      17,922
Operating, administrative and general expenses.............................    (77,800)    (83,886)    (66,980)
--------------------------------------------------------------------------------------------------------------
Operating income...........................................................     44,739      26,221      40,044
Income taxes...............................................................     18,016      11,253      16,765
--------------------------------------------------------------------------------------------------------------
Income before preferred stock dividends....................................     26,723      14,968      23,279
Preferred stock dividends..................................................       (390)         --          --
--------------------------------------------------------------------------------------------------------------
Net income.................................................................   $ 26,333    $ 14,968    $ 23,279
==============================================================================================================

BALANCE SHEET DATA

December 31                                                                                  1997                1996
----------------------------------------------------------------------------------------------------------------------------
(in thousands)
ASSETS
Cash and equivalents................................................................          $  249,607          $   93,905
Held-to-maturity investment securities..............................................             105,596              37,518
Held-to-maturity mortgage-backed securities.........................................           1,865,027           1,340,073
Loans receivable, net...............................................................           3,035,847           2,002,028
Other...............................................................................             169,843              80,128
Goodwill and other intangibles......................................................             122,492              37,035
----------------------------------------------------------------------------------------------------------------------------
                                                                                              $5,548,412          $3,590,687
============================================================================================================================
LIABILITIES AND EQUITY
Deposit liabilities.................................................................          $3,916,600          $2,150,370
Securities sold under agreements to repurchase......................................             375,366             479,742
Advances from Federal Home Loan Bank................................................             736,474             684,274
Other...............................................................................             124,185              54,251
----------------------------------------------------------------------------------------------------------------------------
                                                                                               5,152,625           3,368,637
Preferred stock held by parent......................................................              75,000                  --
Common stock equity.................................................................             320,787             222,050
----------------------------------------------------------------------------------------------------------------------------
                                                                                              $5,548,412          $3,590,687
============================================================================================================================

ACQUISITION OF MOST OF THE HAWAII OPERATIONS OF BANK OF AMERICA, FSB (BOA). Effective December 6, 1997, ASB acquired certain loans and other assets and assumed certain deposits and other liabilities of the Hawaii operations of BoA pursuant to a Purchase and Assumption Agreement executed by both parties on May 26, 1997, as amended. The transaction was accounted for using the purchase method of accounting. Accordingly, the accompanying financial statements include the results of operations related to the assets acquired and liabilities assumed from the acquisition date. The purchase price relative to this transaction was $1.8 billion, subject to post-closing adjustments, comprised of $1.7 billion estimated fair value of liabilities assumed and $0.1 billion premium paid on certain transferred deposit liabilities (at 7%). In conjunction with this acquisition, the estimated fair value of tangible and intangible assets acquired, including cash of $0.8 billion, amounted to $1.8 billion. The estimated fair value of deposit and other liabilities assumed amounted to $1.7 billion. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired of $69 million was recorded as goodwill and is being amortized over 25 years using the straight-line method of amortization. The core deposit premium arising from this transaction amounted to approximately $20 million, was recorded as an other intangible, and is being amortized annually at the greater of the actual attrition rate of the acquired core deposits or 10% of the original premium amount.

  The following unaudited pro forma financial information for the years ended December 31, 1997 and 1996 assumes the transaction occurred on January 1, 1997 and 1996, respectively, after giving effect to purchase accounting adjustments and related income tax effects:

Years ended December 31                                      1997                                             1996
------------------------------------------------------------------------------------------------------------------------------------
                                           HEI Consolidated        ASB Consolidated        HEI Consolidated         ASB Consolidated
(unaudited)
------------------------------------------------------------------------------------------------------------------------------------
(in thousands,
except per share amounts)

Revenues...........................         $1,547,081                $377,237               $1,500,114                  $360,944

Net income (loss)..................             66,088                   6,135                   60,540                   (2,914)

Earnings per common share:
 Basic.............................               2.11                      na                     2.00                       na
 Diluted...........................               2.10                      na                     1.99                       na

na   Not applicable.

Management does not believe that the pro forma financial information is indicative of HEI's or ASB's future results of operations or the results of operations which would have been obtained had the acquisition been consummated on January 1, 1997 or 1996. Among other things, the pro forma financial information does not include estimated earnings on the $0.7 billion of net cash received from BoA, most of which was invested in interest-bearing assets, nor the reduction which management expects to achieve in the BoA expenses of its former operations.

DEPOSIT-INSURANCE PREMIUMS AND REGULATORY DEVELOPMENTS. The deposit accounts of ASB and other thrifts are insured by the Savings Association Insurance Fund
(SAIF). The deposit accounts of commercial banks are insured by the Bank Insurance Fund (BIF). The SAIF and BIF are administered by the Federal Deposit Insurance Corporation (FDIC).

  In September 1996, President Clinton signed into law the Deposit Insurance Funds Act of 1996 (Funds Act), which required the FDIC to impose a one-time special assessment on SAIF members in an amount sufficient to increase the SAIF reserve ratio to 1.25% of aggregate insured deposits as of October 1, 1996. In addition, effective January 1, 1997, the Funds Act provided that the assessment base for raising funds to pay interest on obligations issued by the Financing Corporation (FICO) is to be expanded to include the deposits of banks as well as thrifts. The provisions of the Funds Act should enable SAIF institutions to achieve, over time, parity with BIF institutions in the schedules of the premiums to be paid for deposit insurance coverage and to fund FICO interest obligations.

  In October 1996, the FDIC set the one-time special assessment for SAIF deposits at 65.7 cents per $100 of deposits, to be applied against insured deposits held by SAIF institutions as of March 31, 1995. ASB's special assessment was $8.3 million after tax, and was accrued in September 1996. In December 1996, the FDIC adopted a risk-based assessment schedule for SAIF institutions, effective January 1, 1997, that was identical to the existing base rate schedule for BIF institutions: zero to 27 cents per $100 of deposits. Added to this base rate schedule through 1999 will be the assessment to fund FICO's interest obligations of 6.48 cents per $100 of deposits for SAIF institutions and 1.3 cents per $100 of deposits for BIF institutions (subject to quarterly adjustment). By law, the FICO rate on BIF-assessable deposits must be one-fifth the rate on SAIF-assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first, at which time the FICO interest obligation for both banks and thrifts should thereafter be identical, at a currently estimated rate of 2.4 cents per $100 of deposits.

  As a "well-capitalized" thrift, ASB's base deposit insurance premium effective January 1, 1997 is zero and its assessment for funding FICO interest payments is
6.48 cents per $100 of deposits, compared to its payments through the third quarter of 1996 calculated at 23 cents per $100 of deposits.

  The Funds Act provides that the SAIF and BIF will be merged into the Deposit Insurance Fund by January 1, 1999, but only if no insured depository institution is a thrift on that date. The Funds Act leaves to subsequent legislation, however, the manner in which thrift charters might be eliminated in favor of a bank or some other form of charter. Certain of the legislative proposals advanced to address this issue, if adopted, could have a material adverse effect on the Company. For example, if thrift charters are eliminated and ASB obtains a bank charter, HEI and its subsidiaries might become subject to the restrictions on the permissible activities of a bank holding company. While certain of the proposals that have been advanced would grandfather the activities of existing savings and loan holding companies such as HEI, management cannot predict whether or in what form any of these proposals might ultimately be adopted or the extent to which the business of HEI or ASB might be affected.

INVESTMENT AND MORTGAGE-BACKED SECURITIES. The carrying value and estimated fair value of investment and mortgage-backed securities were summarized as follows:

December 31                                  1997                                                    1996
--------------------------------------------------------------------------------------------------------------------------------
                                     Gross        Gross       Estimated                      Gross         Gross      Estimated
                       Carrying    unrealized   unrealized       fair          Carrying    unrealized   unrealized       fair
                        value        gains        losses        value           value        gains        losses        value
--------------------------------------------------------------------------------------------------------------------------------
(in thousands)

Investment
  securities:
    Stock in FHLB
    of Seattle.....   $   63,528      $    --      $    --    $   63,528      $   37,518       $   --     $     --    $   37,518
    U.S. Treasury..       42,068           --           (9)       42,059              --           --           --            --
--------------------------------------------------------------------------------------------------------------------------------
                         105,596           --           (9)      105,587          37,518           --           --        37,518
--------------------------------------------------------------------------------------------------------------------------------
Mortgage-backed
  securities:
    Private issue..      593,433        3,966       (3,017)      594,382         605,477        4,004       (5,320)      604,161
    FHLMC..........      222,442        2,000          (77)      224,365         134,720          920         (476)      135,164
    GNMA...........      344,006        3,255         (503)      346,758          64,732          990       (1,201)       64,521
    FNMA...........      705,146        9,414       (3,258)      711,302         535,144        3,028      (12,208)      525,964
--------------------------------------------------------------------------------------------------------------------------------
                       1,865,027       18,635       (6,855)    1,876,807       1,340,073        8,942      (19,205)    1,329,810
--------------------------------------------------------------------------------------------------------------------------------
                      $1,970,623      $18,635      $(6,864)   $1,982,394      $1,377,591       $8,942     $(19,205)   $1,367,328
================================================================================================================================

ASB has private-issue mortgage-backed securities and mortgage-backed securities purchased from the Federal Home Loan Mortgage Corporation (FHLMC), Government National Mortgage Association (GNMA) and Federal National Mortgage Association
(FNMA). All such mortgage-backed securities as of December 31, 1997 are classified as held-to-maturity securities.

  Contractual maturities are not presented for ASB's mortgage-backed securities held for investment because these securities are not due at a single maturity date.

  The weighted average interest rate for mortgage-backed securities at December 31, 1997 and 1996 was 6.77% and 6.98%, respectively.

  Mortgage-backed securities with a carrying value of approximately $1.5 billion and $0.8 billion at December 31, 1997 and 1996, respectively, were pledged as collateral to secure public funds, deposits with the Federal Reserve Bank of San Francisco and advances from the FHLB of Seattle. At December 31, 1997 and 1996, mortgage-backed securities sold under agreements to repurchase had a carrying value of $407 million and $523 million, respectively.

  ASB did not sell mortgage-backed securities or other securities held for investment in 1997, 1996 or 1995.

  In November 1995, the FASB issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In connection with the guidance provided in the special report, the FASB indicated that an enterprise may reassess the appropriateness of the classifications of all securities held at that time and account for any resulting reclassifications at fair value in accordance with the requirements of SFAS No. 115. Such reclassifications were required to occur no later than December 31, 1995. The guidance indicated that reclassifications from the held-to-maturity category that resulted from this one-time reassessment would not call into question the intent of an enterprise to hold other debt securities to maturity in the future. In accordance with the implementation guidance provided in the special report, ASB transferred approximately $50 million of mortgage-backed securities previously classified as held-to-maturity securities to trading account securities on November 28, 1995.

  In 1997 and 1996, there were no proceeds from the sale of trading account securities. In 1995, proceeds from the sale of trading account securities (transferred from mortgage-backed securities classified as held-to-maturity) were approximately $53 million, resulting in a net gain of $3.9 million.

LOANS RECEIVABLE.  Loans receivable consisted of the following:

December 31                                                                                   1997                 1996
-----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Real estate loans
 Conventional.......................................................................          $2,631,298           $1,800,365
 Construction and development.......................................................              32,569               29,964
-----------------------------------------------------------------------------------------------------------------------------
                                                                                               2,663,867            1,830,329
Loans secured by savings deposits...................................................              17,473               15,441
Consumer loans......................................................................             342,146              192,315
Commercial loans....................................................................              88,315               18,548
-----------------------------------------------------------------------------------------------------------------------------
                                                                                               3,111,801            2,056,633
Undisbursed portion of loans in process.............................................             (29,935)             (17,618)
Deferred fees and discounts, including net purchase accounting discounts............             (16,069)             (17,782)
Allowance for loan losses...........................................................             (29,950)             (19,205)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              $3,035,847           $2,002,028
=============================================================================================================================

At December 31, 1997 and 1996, the weighted average interest rate for loans receivable was 8.19% and 8.10%, respectively.
  At December 31, 1997, loans with an amortized cost of approximately $122 million were pledged as collateral to secure advances from the FHLB of Seattle.
  At December 31, 1997, impaired loans were $41 million and consisted of $30 million of income property loans and $11 million of residential real estate loans for properties of one to four units. At December 31, 1996, impaired loans were $33 million and consisted of $20 million of income property loans and $13 million of residential real estate loans for properties of one to four units. The average balances of impaired loans during 1997 and 1996 were $38 million and $20 million, respectively. At December 31, 1997 and 1996, the allowance for loan losses for impaired loans was $7.1 million and $4.8 million, respectively.
  At December 31, 1997 and 1996, nonaccrual and renegotiated loans were $74 million and $50 million, respectively.
  ASB services real estate loans ($872 million, $626 million and $697 million at December 31, 1997, 1996 and 1995, respectively) which are not included in the accompanying consolidated financial statements. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.
  Mortgage loan commitments of approximately $22 million are not reflected in the consolidated balance sheet as of December 31, 1997. Of such commitments, $4 million were for variable-rate mortgage loans and $18 million were for fixed-rate mortgage loans.

ALLOWANCE FOR LOAN LOSSES. For 1997, 1996 and 1995, net charge-offs amounted to $2.6 million, $1.3 million and $0.8 million, respectively. For 1997, 1996 and 1995, the ratio of net charge-offs to average loans outstanding was 0.12%, 0.07% and 0.04%, respectively.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS. At December 31, 1997 and 1996, ASB's real estate acquired in settlement of loans was $4.0 million and $2.6 million, respectively.

DEPOSIT LIABILITIES.  Deposit liabilities consisted of the following:

December 31                                                          1997                     1996
-----------------------------------------------------------------------------------------------------------
                                                            Weighted                 Weighted
                                                             average                  average
                                                              rate        Amount       rate        Amount
-----------------------------------------------------------------------------------------------------------
(dollars in thousands)
Commercial checking......................................        -- %   $  144,425        -- %   $   25,436
Other checking...........................................       1.26       483,187       1.39       253,263
Passbook.................................................       2.99     1,157,158       2.98       913,616
Money market.............................................       4.38       347,692       3.67        65,026
Term certificates........................................       5.45     1,784,138       5.42       893,029
-----------------------------------------------------------------------------------------------------------
                                                                3.91%   $3,916,600       3.79%   $2,150,370
===========================================================================================================

At December 31, 1997 and 1996, deposit accounts of $100,000 or more totaled $1.1 billion and $468 million, respectively.
  The approximate amounts of term certificates outstanding at December 31, 1997 with scheduled maturities for 1998 through 2002 were $1.5 billion in 1998, $176 million in 1999, $32 million in 2000, $13 million in 2001 and $17 million in 2002.
  Interest expense on savings deposits by type of deposit was as follows:

Years ended December 31                                                            1997             1996             1995
------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Interest-bearing checking..................................................          $ 3,627          $ 4,337          $ 5,535
Passbook...................................................................           26,769           31,401           34,039
Money market...............................................................            3,517            2,296            2,287
Term certificates..........................................................           55,186           53,130           47,435
------------------------------------------------------------------------------------------------------------------------------
                                                                                     $89,099          $91,164          $89,296
==============================================================================================================================

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. At December 31, 1997, securities sold under agreements to repurchase consisted of mortgage-backed securities sold under fixed-coupon agreements. The FHLMC, GNMA and FNMA mortgage-backed securities are book-entry securities and were delivered by appropriate entry into the counterparties' accounts at the Federal Reserve System. The remaining securities underlying the agreements were delivered to the brokers/dealers who arranged the transactions. The carrying value of securities underlying the agreements remained in ASB's asset accounts and the obligation to repurchase securities sold is reflected as a liability in the consoli-dated balance sheet. At December 31, 1997 and 1996, approximately $375 million and $480 million, respectively, of agreements to repurchase identical securities were outstanding. At December 31, 1997 and 1996, the weighted average rate on securities sold under agreements to repurchase was 5.71% and 5.50%, respectively, and the weighted average remaining days to maturity was 115 days and 92 days, respectively. During 1997, 1996 and 1995, securities sold under agreements to repurchase averaged $560 million, $463 million and $277 million, respectively, and the maximum amount outstanding at any month-end was $765 million, $480 million and $413 million, respectively.

  At December 31, 1997, securities sold under agreements to repurchase were summarized as follows:

                                                                                                 Collateralized by
                                                                   Weighted                  mortgage-backed securities
                                           Repurchase               average         -------------------------------------------
Maturity                                   liability                 rate               Carrying value          Market value
--------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)

1 to 29 days                               $ 40,128                   5.70%               $ 45,431               $ 45,347
30 to 90 days                               195,385                   5.67                 204,928                205,611
Over 90 days                                139,853                   5.76                 158,829                156,858
--------------------------------------------------------------------------------------------------------------------------------
                                           $375,366                   5.71%               $409,188               $407,816
================================================================================================================================

ADVANCES FROM FEDERAL HOME LOAN BANK. Advances from the FHLB of Seattle, secured by mortgage-backed securities and stock in the FHLB of Seattle, were summarized as follows:

December 31                                                           1997                       1996
---------------------------------------------------------------------------------------------------------------
                                                              Weighted                   Weighted
                                                            average rate     Amount    average rate     Amount
---------------------------------------------------------------------------------------------------------------
(dollars in thousands)

Due in
1997.....................................................       na             na              5.98%   $227,300
1998.....................................................      5.68%        $350,593           5.69     105,093
1999.....................................................      5.59           66,800           5.54      32,800
2000.....................................................      5.90           28,260           5.90      28,260
2001.....................................................      6.97           65,000           6.97      65,000
2002.....................................................      6.96           37,500           6.96      37,500
Thereafter...............................................      7.27          188,321           7.27     188,321
---------------------------------------------------------------------------------------------------------------
                                                               6.26%        $736,474           6.42%   $684,274
===============================================================================================================

na  Not applicable.

As a member of the FHLB system, ASB is required to own a specific number of shares of capital stock of the FHLB of Seattle and is required to maintain cash and investments in U.S. Government and other qualifying securities in an amount equal to 4% of the amount of its savings accounts and other obligations due within one year.

COMMON STOCK EQUITY. As of December 31, 1997, ASB was in compliance with the minimum capital requirements under the Office of Thrift Supervision regulations.

MANAGEMENT SERVICES AND OTHER FEES. HEI's charges to ASB for general management, administrative and other services totaled $2.7 million, $3.3 million and $3.0 million in 1997, 1996 and 1995, respectively.

5 . REAL ESTATE SUBSIDIARY
------------------------------------------------------------------------------
Malama Pacific Corp. (MPC) engages in real estate development activities, both directly and through joint ventures. MPC's real estate development investments in residential projects are targeted for Hawaii's owner-occupant market. MPC's subsidiaries are currently involved in the active development of four residential projects on the islands of Oahu, Maui and Hawaii.

  Residential development generally requires a long lead time to obtain necessary zoning changes, building permits and other required approvals. MPC's projects are subject to the usual risks of real estate development, including fluctuations in interest rates, the receipt of timely and appropriate state and local zoning and other necessary approvals, possible cost overruns and construction delays, adverse changes in general commerce and local market conditions, compliance with applicable environmental and other regulations, and potential competition from other new projects and resales of existing residences.

  MPC and its subsidiaries' total real estate project inventory, equity investment in real estate joint ventures and loans and advances to unconsolidated joint ventures or joint venture partners totaled $40 million and $46 million at December 31, 1997 and 1996, respectively. The amounts MPC will ultimately realize relative to these real estate investments could differ materially from the recorded amounts as of December 31, 1997. In 1997, a 50% owned partnership of an MPC subsidiary recognized a noncash charge on its investment in a real estate development project, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." MPC's subsidiary's proportionate share of this noncash charge was $4.2 million.

RELATED PARTY TRANSACTIONS. Two joint ventures involve partnerships in which a director of HEI has significant interests. Another joint venture involves a corporate partner in which the family of an HEI officer has a significant interest. Investments in joint ventures with related parties totaled $9 million and $12 million, respectively, at December 31, 1997 and 1996.

COMMITMENTS AND CONTINGENCIES. At December 31, 1997, MPC or its subsidiaries had issued (i) guarantees under which they were jointly and severally contingently liable with their joint venture partners for $1.4 million of outstanding loans and (ii) payment guarantees under which MPC or its subsidiaries were severally contingently liable for $3.8 million of outstanding loans and $1.5 million of additional undrawn loan facilities. All such loans are collateralized by real property. At December 31, 1997, HEI had agreed with the lenders of construction loans and loan facilities, of which approximately $5.8 million was outstanding and $2.4 million was undrawn, that it will maintain ownership of 100% of the stock of MPC and that it intends, subject to good and prudent business practices, to keep MPC financially sound and responsible to meet its obligations as guarantor.

6 . OTHER INVESTMENTS
--------------------------------------------------------------------------------
Other investments, which have no ready market, consisted of the following:

December 31                                                                                      1997                1996
----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Leveraged leases (see Note 7).......................................................             $54,993             $54,869
Real estate joint venture interests.................................................               9,113              12,032
Other...............................................................................               9,663               5,708
----------------------------------------------------------------------------------------------------------------------------
                                                                                                 $73,769             $72,609
============================================================================================================================

Realized gains and losses from the sale and/or writedown of other investments were not material in 1997, 1996 or 1995.

7 . INVESTMENT IN LEVERAGED LEASES
--------------------------------------------------------------------------------
HEI Investment Corp. (HEIIC) owns commercial buildings which are subject to several leveraged lease agreements entered into in 1987. The initial lease terms expire in 2009 and 2010, after which the lessees have options to renew the leases at fixed rentals for additional periods of up to 28 years. The buildings revert back to HEIIC at the end of the last renewal term if not purchased by the lessees.

  HEIIC also has a 15% ownership interest in an 818-MW coal-fired generating unit, which is subject to a leveraged lease agreement entered into in 1985 and expiring in 2013. The lessee has options to renew the lease at fixed rentals for at least 8.5 additional years, and thereafter at fair market rentals.

  HEIIC's net investment in leveraged leases was as follows:

December 31                                                                                     1997                 1996
-----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Rentals receivable, net of principal and interest on nonrecourse debt...............            $ 53,194             $ 54,763
Estimated residual value of leased assets...........................................              33,060               33,062
Less unearned income................................................................             (31,261)             (32,956)
-----------------------------------------------------------------------------------------------------------------------------
Investment in leveraged leases......................................................              54,993               54,869
Less deferred income taxes arising from leveraged leases............................             (46,322)             (45,592)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $  8,671             $  9,277
=============================================================================================================================

8 . REGULATORY ASSETS
--------------------------------------------------------------------------------
In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs of HECO and its subsidiaries and YB based on current cost-based rate-making regulations. Continued accounting under SFAS No. 71 requires that certain criteria be met. An enterprise's operations or a portion of its operations can cease to meet the criteria for various reasons, including a change in the method of regulation or a change in the competitive environment for regulated services. When an enterprise's operations or a portion of its operations cease to meet the criteria, it should discontinue application of SFAS No. 71 and write off any regulatory assets and liabilities for those operations that no longer meet the requirements of SFAS No. 71. Management believes HECO and its subsidiaries' and YB's operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that the criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result.

  Regulatory assets at December 31, 1997 and 1996 included the following deferred costs:

December 31                                                                                  1997                1996
----------------------------------------------------------------------------------------------------------------------------
(in thousands)

Income taxes........................................................................            $ 47,954            $ 41,023
Postretirement benefits other than pensions.........................................              29,044              30,981
Integrated resource planning costs..................................................               6,951               7,354
Vacation earned, but not yet taken..................................................               6,645               6,392
Unamortized debt expense on retired issuances.......................................               5,773               6,207
Preliminary plant costs on suspended project........................................               5,759               5,759
Other...............................................................................               1,953               3,088
----------------------------------------------------------------------------------------------------------------------------
                                                                                                $104,079            $100,804
============================================================================================================================

In 1995, HECO applied to the PUC for recovery of the preliminary plant costs on a suspended project.

9 . SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------
Short-term borrowings at December 31, 1997 and 1996 had a weighted average interest rate of 6.1% and 5.9%, respectively, and consisted of commercial paper and bank loans.

  At December 31, 1997 and 1996, HEI maintained bank lines of credit which totaled $195 million and $90 million, respectively, and HECO maintained bank lines of credit which totaled $125 million and $170 million, respectively. The HEI and HECO lines of credit support the issuance of commercial paper. There were no borrowings under any line of credit during 1997 or 1996.

10 . LONG-TERM DEBT
--------------------------------------------------------------------------------
Long-term debt consisted of the following:

December 31                                                                                       1997               1996
-----------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
First mortgage bonds
  5.75%, paid in 1997................................................................           $     --            $ 13,000
  7.63-7.88%, due in various years through 2003......................................              5,000              22,000
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   5,000              35,000
-----------------------------------------------------------------------------------------------------------------------------

Obligations to the State of Hawaii for the repayment of special purpose revenue bonds issued on behalf of electric utility subsidiaries
 6.88% refunding series 1987, due 2012..............................................              57,500              57,500
 7.20% series 1984, due 2014........................................................              11,400              11,400
 7.63% series 1988, due 2018........................................................              50,000              50,000
 7.35-7.60% series 1990, due 2020...................................................             100,000             100,000
 6.55% series 1992, due 2022........................................................              60,000              60,000
 5.45% series 1993, due 2023........................................................             100,000             100,000
 6.60% series 1995A, due 2025.......................................................              47,000              47,000
 5.88-6.20% series 1996, due 2026...................................................             125,000             125,000
 5.65% series 1997A, due 2027.......................................................             100,000                  --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 650,900             550,900
Less funds on deposit with trustees.................................................             (53,899)             (9,132)
Less unamortized discount...........................................................              (4,380)             (4,542)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 592,621             537,226
-----------------------------------------------------------------------------------------------------------------------------

Promissory notes
 5.83%, due in 1998.................................................................              30,000              30,000
 6.26-7.13%, due in various years through 2012......................................              96,000             127,000
 8.20-8.70%, due in various years through 2011......................................              36,000              37,900
 Variable rate (6.33% at December 31, 1997), due 1999...............................              35,000              35,000
 Variable rate (10% at December 31, 1997), due 2001.................................               7,954               7,954
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 204,954             237,854
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $802,575            $810,080
=============================================================================================================================

The first mortgage bonds have been secured by separate indentures which purport to be liens on substantially all of the real and personal property now owned or hereafter acquired by the respective electric utility subsidiaries. All of the remaining first mortgage bonds of HECO and Maui Electric Company, Limited (a HECO subsidiary) were redeemed in 1997.

  At December 31, 1997, the aggregate principal payments required on long-term debt for 1998 through 2002 are $32 million in 1998, $42 million in 1999, $12 million in 2000, $32 million in 2001 and $8 million in 2002.

11 . HEI- AND HECO-OBLIGATED PREFERRED SECURITIES OF TRUST SUBSIDIARIES DIRECTLY
     OR INDIRECTLY HOLDING SOLELY
     HEI AND HEI-GUARANTEED AND HECO AND HECO-GUARANTEED SUBORDINATED DEBENTURES
--------------------------------------------------------------------------------
In February 1997, Hawaiian Electric Industries Capital Trust I, a grantor trust and wholly owned subsidiary of HEI, issued and sold, in an underwritten registered public offering, 4 million of its HEI-obligated 8.36% preferred securities (trust preferred securities), with an aggregate liquidation value of $100 million. The trust preferred securities have no scheduled maturity and are not redeemable at the option of the holders, but may be redeemed by Hawaiian Electric Industries Capital Trust I, in whole or in part, from time to time, after February 4, 2002.

  In March 1997, HECO Capital Trust I, a grantor trust and wholly owned subsidiary of HECO, issued and sold, in an underwritten registered public offering, 2 million of its HECO-obligated 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997, with an aggregate liquidation value of $50 million. The HECO-obligated Cumulative Quarterly Income Preferred Securities must be redeemed at the maturity of the underlying debt on March 27, 2027, which maturity may be shortened to a date no earlier than March 27, 2002 or extended to a date no later than March 27, 2046, and are not redeemable at the option of the holders, but may be redeemed by HECO Capital Trust I, in whole or in part, from time to time, after March 27, 2002.

12 . COMMON STOCK
--------------------------------------------------------------------------------
Changes to common stock were as follows:

                                                 1997                 1996                 1995
-----------------------------------------------------------------------------------------------------
                                                    Common               Common               Common
                                          Shares     stock     Shares     stock     Shares     stock
-----------------------------------------------------------------------------------------------------
(in thousands)
Balance, January 1.....................   30,853   $622,945    29,773   $585,387    28,655   $546,254
Issuance of common stock
 Dividend reinvestment and
     stock purchase plan...............      686     24,847       822     28,718       786     27,892
 Retirement savings and
     other plans.......................      356     12,750       258      9,161       332     11,324
Expenses and other.....................       --     (5,723)       --       (321)       --        (83)
-----------------------------------------------------------------------------------------------------
Balance, December 31...................   31,895   $654,819    30,853   $622,945    29,773   $585,387
=====================================================================================================

At December 31, 1997, the Company had reserved a total of 7.7 million shares of common stock for future issuance under the HEI Dividend Reinvestment and Stock Purchase Plan, the Hawaiian Electric Industries Retirement Savings Plan, the 1987 Stock Option and Incentive Plan and other plans.

  A reconciliation of the denominators of the basic and diluted earnings per share computations was as follows:


Years ended December 31                                                1997     1996     1995
-----------------------------------------------------------------------------------------------
(in thousands)
Weighted average number of common shares outstanding................   31,375   30,310   29,187
Effect of dilutive securities --
   Stock options and dividend equivalents...........................       95       78       61
-----------------------------------------------------------------------------------------------
Adjusted weighted average shares....................................   31,470   30,388   29,248
===============================================================================================


13 . Interest expense
------------------------------------------------------------------------------
Interest expense by segment (including amounts capitalized as allowance for borrowed funds used during construction and excluding interest on nonrecourse debt on leveraged leases) was as follows:

Years ended December 31                                                            1997             1996             1995
------------------------------------------------------------------------------------------------------------------------------
(in thousands)

Electric utility...........................................................     $ 48,778         $ 47,451         $ 44,377
Other......................................................................       15,829           18,381           18,483
------------------------------------------------------------------------------------------------------------------------------

                                                                                  64,607           65,832           62,860
Savings bank...............................................................      164,662          153,664          142,705
------------------------------------------------------------------------------------------------------------------------------
                                                                                $229,269         $219,496         $205,565
==============================================================================================================================


14 . INCOME TAXES
------------------------------------------------------------------------------------------------------------------------------
The components of income taxes were as follows:

Years ended December 31                                                         1997       1996       1995
-----------------------------------------------------------------------------------------------------------
(in thousands)
Federal
 Current...................................................................   $49,817    $49,022    $39,187
 Deferred..................................................................    (2,827)     2,020      8,352
 Deferred tax credits, net.................................................        (1)       (98)       (34)
-----------------------------------------------------------------------------------------------------------
                                                                               46,989     50,944     47,505
-----------------------------------------------------------------------------------------------------------

State
 Current...................................................................     5,368       (334)     3,893
 Deferred..................................................................       316        582      1,596
 Deferred tax credits, net.................................................     2,668      3,638      2,746
-----------------------------------------------------------------------------------------------------------
                                                                                8,352      3,886      8,235
-----------------------------------------------------------------------------------------------------------
                                                                              $55,341    $54,830    $55,740
===========================================================================================================

A reconciliation of the amount of income taxes computed at the federal statutory rate of 35% to the amount provided in the Company's consolidated statements of income was as follows:

Years ended December 31                                                            1997              1996             1995
-------------------------------------------------------------------------------------------------------------------------------
 (in thousands)
Amount at the federal statutory income tax rate............................      $49,624           $46,721          $46,632
State income taxes, net of effect on federal income taxes..................        5,428             2,525            5,353
Preferred stock dividends of electric utility subsidiaries.................        2,189             2,285            2,410
Other, net.................................................................       (1,900)            3,299            1,345
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 $55,341           $54,830          $55,740
===============================================================================================================================

The tax effects of temporary differences which give rise to deferred tax assets and liabilities were as follows:

December 31                                                                                    1997                1996
------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Deferred tax assets
   Property, plant and equipment....................................................        $ 11,799            $ 10,283
   Contributions in aid of construction and customer advances.......................          54,259              55,305
   Other............................................................................          39,085              31,239
------------------------------------------------------------------------------------------------------------------------------
                                                                                             105,143              96,827
------------------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities
   Property, plant and equipment....................................................         182,472             175,823
   Leveraged leases.................................................................          46,322              45,592
   Regulatory assets................................................................          18,713              15,984
   Other............................................................................          43,877              45,037
------------------------------------------------------------------------------------------------------------------------------
                                                                                             291,384             282,436
------------------------------------------------------------------------------------------------------------------------------
Net deferred income tax liability...................................................        $186,241            $185,609
==============================================================================================================================

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

  Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. There was no valuation allowance provided for deferred tax assets at December 31, 1997 or 1996.

15 . CASH FLOWS
--------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION. In 1997, 1996 and 1995, cash paid for interest (including interest paid by the savings bank, but excluding interest paid on nonrecourse debt on leveraged leases), net of capitalized amounts which were not material, amounted to $218 million, $214 million and $196 million, respectively. In 1997, 1996 and 1995, cash paid for interest on nonrecourse debt on leveraged leases amounted to $7 million, $8 million and $9 million, respectively.

  In 1997, 1996 and 1995, cash paid for income taxes amounted to $59 million, $40 million and $44 million, respectively.

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES. In 1995, ASB received $409 million in mortgage-backed securities in exchange for loans and ASB transferred $50 million of mortgage-backed securities from held-to-maturity securities to trading account securities.

  Common stock dividends reinvested by shareholders in HEI common stock in noncash transactions amounted to $15 million, $18 million and $20 million in 1997, 1996 and 1995, respectively.

  The estimated fair value of noncash contributions in aid of construction received by the electric utility subsidiaries in 1997, 1996 and 1995 amounted to $2 million, $5 million and $11 million, respectively.

  The allowance for equity funds used during construction, which was capitalized as part of the cost of electric utility plant, amounted to $11 million, $12 million and $10 million in 1997, 1996 and 1995, respectively.

16 . STOCK OPTION AND INCENTIVE PLAN
--------------------------------------------------------------------------------

Under the 1987 Stock Option and Incentive Plan, as amended, an aggregate of 2,650,000 shares of common stock may be issued to officers and key employees as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock payments or dividend equivalents. Only nonqualified stock options have been granted to date. For the nonqualified stock options, the exercise price of each option generally equals the market price of the Company's stock on or near the date of grant. Options generally become exercisable in installments of 25% each year for four years, and expire, if not exercised ten years from the date of the grant. Certain options include dividend equivalents over the four-year vesting period.

  The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for stock-based compensation awards. The compensation cost that has been charged against income for the nonqualified stock options and dividend equivalents amounted to $0.9 million in 1997 and $0.7 million in 1996 and 1995. As of January 1, 1996, the Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." If the accounting provisions of SFAS No. 123 had been adopted, the effect on 1997, 1996 and 1995 net income and basic and diluted earnings per share would have been immaterial (i.e., less than one cent per share for 1997, 1996 and 1995).

  Information about the Company's stock option plan was summarized as follows:

                                               1997                   1996                     1995
----------------------------------------------------------------------------------------------------------
                                                    Weighted               Weighted               Weighted
                                                     average                average                average
                                                    exercise               exercise               exercise
                                   Shares             price     Shares       price       Shares     price
----------------------------------------------------------------------------------------------------------
Outstanding, January 1             610,875            $36.32    553,083      $36.30      568,333    $36.46
Granted                            145,000             34.61     80,000       35.83      141,000     32.83
Exercised                          (84,825)            35.90    (20,208)      33.58     (150,250)    33.72
Forfeited or expired               (31,500)            40.61     (2,000)      38.27       (6,000)    34.64
----------------------------------------------------------------------------------------------------------
Outstanding, December 31           639,550            $35.78    610,875      $36.32      553,083    $36.30
==========================================================================================================

Options exercisable, December 31   355,925            $36.87    377,625      $37.45      303,458    $38.02
==========================================================================================================

The weighted average fair value of options granted during the year was $7.65, $8.40 and $6.03 (at grant date) in 1997, 1996 and 1995, respectively. The weighted average assumptions used to estimate fair value include: risk-free interest rate of 6.7%, 6.3% and 6.7%; expected volatility of 9.8%, 12.0% and 13.7%; expected dividend yield of 6.8%, 6.6% and 6.4% for 1997, 1996 and 1995, respectively, and expected life of 4.5 years for each of the three years.

  The 1997 weighted average fair value of each option grant is estimated on the date of grant using a Binomial Option Pricing Model. The 1996 and 1995 weighted average fair value of each option grant is estimated on the date of grant using a Black-Scholes Option Pricing Model. At December 31, 1997, unexercised stock options have exercise prices ranging from $32.72 to $41.00 per common share, and a weighted average remaining contractual life of 6.8 years.

17 . RETIREMENT BENEFITS
--------------------------------------------------------------------------------
PENSIONS. The Company has several defined benefit pension plans which cover substantially all employees. In general, benefits are based on the employees' years of service and base compensation.

  The funded status of the pension plans and the amounts recognized in the consolidated financial statements were as follows:


December 31                                                                                   1997                 1996
-----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Accumulated benefit obligation
 Vested.............................................................................           $ 432,459            $ 398,167
 Nonvested..........................................................................              41,010               43,397
-----------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 473,469            $ 441,564
=============================================================================================================================

Projected benefit obligation........................................................           $ 583,210            $ 548,144
Plan assets at fair value, primarily equity securities and fixed income
 investments........................................................................             646,968              569,935
-----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation less than plan assets..................................             (63,758)             (21,791)
Unrecognized prior service cost.....................................................              (4,812)              (4,422)
Unrecognized net gain...............................................................              83,964               41,645
Unrecognized net transition obligation..............................................             (12,658)             (15,009)
Adjustment required to recognize minimum liability..................................                 910                1,029
-----------------------------------------------------------------------------------------------------------------------------
Accrued pension liability...........................................................           $   3,646            $   1,452
=============================================================================================================================

Plans with an accumulated benefit obligation exceeding plan assets at fair value were not material. For all pension plans at December 31, 1997 and 1996, the assumed discount rate used to measure the projected benefit obligation was 7%.

  Net periodic pension cost included the following components:


Years ended December 31                                                         1997        1996         1995
---------------------------------------------------------------------------------------------------------------
(in thousands)
Service cost--benefits earned during the period............................   $ 20,040    $ 19,227    $  14,805
Interest cost on projected benefit obligation..............................     37,462      35,265       32,929
Actual return on plan assets...............................................    (85,931)    (69,640)    (105,674)
Amortization and deferral, net.............................................     43,897      32,312       70,692
---------------------------------------------------------------------------------------------------------------
                                                                              $ 15,468    $ 17,164    $  12,752
===============================================================================================================

Of these net periodic pension costs, $12 million, $13 million and $9 million were expensed in 1997, 1996 and 1995, respectively, and the remaining amounts were charged primarily to electric utility plant.

  The expected long-term rate of return on assets was 9% for 1997, 1996 and 1995. The assumed rate of increase in future compensation levels was 5% for 1997, 1996 and 1995.

  For most of the plans, the transition obligation (the projected benefit obligation in excess of plan assets at January 1, 1987) is being amortized ratably over 16 years beginning in 1987.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. Health and life insurance benefits are provided to eligible employees of HEI, HECO and its subsidiaries, and YB upon their retirement. Health benefits are provided with contributions by retirees toward costs based on their years of service and retirement date. Generally, employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans. The Company began funding some of these benefits in December 1994.

  In February 1992, the PUC opened a generic docket to determine whether SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," should be adopted for rate-making purposes. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106. In November 1994, the PUC issued a decision and order authorizing recovery of the full cost of postretirement benefits other than pensions effective January 1, 1995. The electric utility subsidiaries and YB were required to fund the recovered SFAS No. 106 costs. The regulatory asset established from January 1, 1993 through December 31, 1994 for postretirement benefits other than pensions is being amortized ratably over 18 years beginning in 1995 for rate-making and financial reporting purposes. In December 1995, however, the PUC issued a decision and order which did not provide revenue to cover HECO's costs relating to postretirement executive life insurance and HECO and its subsidiaries wrote off the regulatory asset relating to such costs, resulting in a 1995 after-tax charge of $1.1 million.

  The funded status of the postretirement benefit plans and the amounts recognized in the consolidated financial statements were as follows:


December 31                                                                                       1997                1996
-----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Accumulated postretirement benefit obligation
 Retirees...........................................................................           $  61,099            $  66,249
 Fully eligible active plan participants............................................              55,678               50,757
 Other active plan participants.....................................................              68,357               64,709
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 185,134              181,715
Plan assets at fair value, primarily equity securities and fixed income
 investments........................................................................              66,030               41,295
-----------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation in excess of plan assets..............             119,104              140,420
Unrecognized net gain...............................................................              13,779                   19
Unrecognized net transition obligation..............................................             (98,674)            (105,259)
-----------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit liability............................................           $  34,209            $  35,180
==============================================================================================================================

At December 31, 1997 and 1996, the assumed discount rate used to measure the accumulated postretirement benefit obligation was 7%.

  Net periodic postretirement benefit cost included the following components:


Years ended December 31                                                         1997       1996       1995
-----------------------------------------------------------------------------------------------------------
(in thousands)
Service cost...............................................................   $ 6,379    $ 6,139    $ 5,283
Interest cost..............................................................    12,475     11,944     11,539
Actual return on plan assets...............................................    (7,237)    (3,271)      (997)
Amortization and deferral, net.............................................     9,440      7,019      6,959
-----------------------------------------------------------------------------------------------------------
                                                                              $21,057    $21,831    $22,784
===========================================================================================================

Of these net periodic postretirement benefit costs, $16 million, $16 million and $17 million were expensed in 1997, 1996 and 1995, respectively, and the remaining amounts were charged primarily to electric utility plant.

  For 1997, 1996 and 1995, the expected long-term rate of return on assets for trusts whose income was not subject to income taxes was 9%. At December 31, 1997 and 1996, trusts holding plan assets with a fair value of $1.7 million and $2.7 million, respectively, had income that was subject to income taxes at a rate of 45%. The after-tax expected long-term rate of return on these plan assets was 6% for 1997, 1996 and 1995. For 1997, 1996 and 1995, the assumed rate of increase in future compensation levels was 5%.

  At December 31, 1997, the assumed health care trend rates for 1998 and future years were as follows: medical, 6.5%; dental, 5.0%; and vision, 4.0%. The health care cost trend rate assumption can have a significant effect on the amounts reported. For example, a 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation at December 31, 1997 by approximately $25 million and the service and interest costs for 1997 by approximately $2 million.

  The transition obligation (the accumulated postretirement benefit obligation at January 1, 1993) is being amortized ratably over 20 years beginning in 1993.

18 . REGULATORY RESTRICTIONS ON NET ASSETS
--------------------------------------------------------------------------------
At December 31, 1997, net assets of approximately $682 million were not available for transfer to HEI from its subsidiaries in the form of dividends, loans or advances without regulatory approval. However, HEI expects that the regulatory restrictions will not materially affect the operations of the Company nor its ability to pay dividends on its common stock.

19 . SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------
Substantially all of the Company's business activity is with customers located in the State of Hawaii. Most of the financial instruments reflected on the consolidated balance sheets are based in the State of Hawaii, except for the mortgage-backed securities. Substantially all real estate loans receivable are secured by real estate in Hawaii. ASB's policy is to require mortgage insurance on all real estate loans with a loan to appraisal ratio in excess of 80% at origination.

  At December 31, 1997, ASB's private-issue mortgage-backed securities represented whole or participating interests in pools of first mortgage loans collateralized by real estate in the continental U.S., and approximately 68% of the portfolio was collateralized by real estate in California. At December 31, 1997, substantially all private-issue mortgage-backed securities were rated investment grade by various securities rating agencies.

20 . DISCONTINUED OPERATIONS
-------------------------------------------------------------------------------
The Hawaiian Insurance & Guaranty Company, Limited (HIG) and its subsidiaries (collectively, the HIG Group) were property and casualty insurance companies. HEI Diversified, Inc. (HEIDI) was the holder of record of all the common stock of HIG until August 16, 1994. In December 1992, due to a significant increase in the estimate of policyholder claims from Hurricane Iniki, the HEI Board of Directors concluded it would not contribute additional capital to HIG and the remaining investment in the HIG Group was written off. On December 24, 1992, a formal rehabilitation order vested full control over the HIG Group in the Insurance Commissioner of the State of Hawaii (the Rehabilitator) and her deputies. A lawsuit stemming from this situation was settled in 1994, with the Company making a settlement payment of $32 million to the Rehabilitator. HEI and HEIDI are seeking reimbursement for the settlement and defense costs from their insurance carriers. One of the insurance carriers filed a declaratory relief action in the U.S. District Court for Hawaii seeking resolution of insurance coverage and other policy issues, and HEI and HEIDI filed counterclaims. Trial is scheduled to begin on July 28, 1998. Recoveries from HEI's insurance carriers, if any, will be recognized when realized.

21 . FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------
The following methods and assumptions were used to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

CASH AND EQUIVALENTS. The carrying amount approximates fair value because of the short maturity of these instruments.

INVESTMENT AND MORTGAGE-BACKED SECURITIES. Fair value is based on quoted market prices or dealer quotes.

LOANS RECEIVABLE. For certain homogeneous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities.

DEPOSIT LIABILITIES. Under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS. The carrying amount approximates fair value because of the short maturity of these instruments.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. Current dealer quotes for securities sold under agreements to repurchase with similar terms and remaining maturities are used to estimate fair value.

ADVANCES FROM FEDERAL HOME LOAN BANK AND LONG-TERM DEBT. Fair value is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same or similar remaining maturities.

HEI- AND HECO-OBLIGATED PREFERRED SECURITIES OF TRUST SUBSIDIARIES. Fair value is based on quoted market prices.

PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES SUBJECT TO MANDATORY REDEMPTION. There are no quoted market prices for the electric utility subsidiaries' preferred stocks. Fair value is estimated based on quoted market prices for similar issues of preferred stock.

  The estimated fair values of certain of the Company's financial instruments were as follows:

December 31                                                          1997                      1996
-------------------------------------------------------------------------------------------------------------
                                                             Carrying    Estimated     Carrying    Estimated
                                                              amount     fair value     amount     fair value
-------------------------------------------------------------------------------------------------------------
(in thousands)

FINANCIAL ASSETS
 Cash and equivalents....................................   $  254,356   $  254,356   $   97,417   $   97,417
 Investment and mortgage-backed securities...............    1,971,886    1,983,657    1,377,591    1,367,328
 Other investments for which it is not
    practicable to estimate fair value /1/...............        9,663           na        5,708           na
 Loans receivable, net...................................    3,035,847    3,119,076    2,002,028    2,054,036
FINANCIAL LIABILITIES
 Deposit liabilities.....................................    3,916,600    3,912,685    2,150,370    2,148,561
 Short-term borrowings...................................      298,016      298,016      216,543      216,543
 Securities sold under agreements to repurchase..........      375,366      373,459      479,742      476,338
 Advances from Federal Home Loan Bank....................      736,474      745,034      684,274      688,597
 Long-term debt..........................................      802,575      839,003      810,080      819,935
HEI- AND HECO-OBLIGATED PREFERRED SECURITIES
    OF TRUST SUBSIDIARIES................................      150,000      155,000           --           --
PREFERRED STOCK OF ELECTRIC UTILITY SUBSIDIARIES SUBJECT
 TO MANDATORY REDEMPTION.................................       35,770       37,699       38,955       41,086

OFF-BALANCE SHEET
 Commitments to extend credit /2/
 Financial guarantees written /3/
-------------------------------------------------------------------------------------------------------------

/1/ At December 31, 1997 and 1996, the other investments for which it is not practicable to estimate fair value consists primarily of an investment representing approximately 10% of the issued common stock of an untraded company; that investment had a carrying value of $8.2 million and $4.9 million at December 31, 1997 and 1996, respectively. At December 31, 1996, the total assets reported by this company were $56 million and the common stockholders' equity was $50 million. For 1996, revenues were $1.2 million, net realized and unrealized gain on investments was $9.4 million and net income was $4.9 million.
/2/ At December 31, 1997 and 1996, neither the commitment fees received on commitments to extend credit nor the fair value thereof were significant to the consolidated financial statements of the Company.
/3/ At December 31, 1997 and 1996, MPC or its subsidiaries had issued guarantees of loans with outstanding balances of $5.2 million and $7.9 million, respectively. All such loans are collateralized by real property. These guarantees relate to borrowings from third parties which bear interest at rates ranging from prime plus 1.0% to prime plus 2.0%. It is not practicable to estimate the fair value of these guarantees.

na    Not available.

LIMITATIONS. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Fair value estimates are provided for certain existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

22 . CONTINGENCIES
--------------------------------------------------------------------------------
ENVIRONMENTAL REGULATION. In early 1995, the DOH initially advised HECO, Hawaiian Tug & Barge Corp. (HTB), YB and others that it was conducting an investigation to determine the nature and extent of actual or potential releases of hazardous substances, oil, pollutants or contaminants at or near Honolulu Harbor. The DOH issued letters in December 1995, indicating that it had identified a number of parties, including HECO, HTB and YB, who appear to be potentially responsible for the contamination and/or to operate their facilities upon contaminated land. The DOH met with these identified parties in January 1996 to inform them of its findings and to establish the framework to determine remedial and cleanup requirements. A Technical Workgroup (comprised of certain of the parties identified in the December 1995 DOH letter, including HECO,

Chevron U.S.A. Inc., Shell Oil Products Company, State of Hawaii Department of Transportation Harbors Division and others) was formed to conduct independent voluntary investigations relative to this issue. Effective January 30, 1998, the Technical Workgroup and the DOH entered into a voluntary agreement and scope of work to determine the nature and extent of any contamination, the responsible parties and appropriate remedial actions.

  Because the process for determining appropriate remedial and cleanup action, if any, is at an early stage, management cannot predict at this time the costs of further site analysis or future remediation and cleanup requirements, nor can it estimate when such costs would be incurred. Certain of the costs incurred may be claimed and covered under insurance policies, but such coverage is not determinable at this time.

23 . QUARTERLY INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Selected quarterly information was as follows:

                                                                                  Quarters ended
-----------------------------------------------------------------------------------------------------------------    Year Ended
1997                                                 Mar. 31         Jun. 30         Sep. 30              Dec. 31      Dec. 31
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues.....................................       $359,193        $360,253        $367,121             $377,412    $1,463,979
Operating income.............................         49,352          50,170          56,312               50,355       206,189
Net income...................................         19,663          19,795          24,138               22,846        86,442
Basic earnings per common share /2/..........           0.64            0.63            0.77                 0.72          2.76
Diluted earnings per common share /3/........           0.63            0.63            0.76                 0.72          2.75
Dividends per common share...................           0.61            0.61            0.61                 0.61          2.44
Market price per common share /4/
 High........................................          36.38           39.13           38.63                41.50         41.50
 Low.........................................          33.75           32.88           35.13                36.25         32.88

                                                                                  Quarters ended
------------------------------------------------------------------------------------------------------------------   Year Ended
1996                                                 Mar. 31         Jun. 30         Sep. 30             Dec. 31       Dec. 31
----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues.....................................       $326,169        $347,243       $ 368,158            $369,002     $ 1,410,572
Operating income.............................         46,735          51,412          44,743/1/           45,356         188,246/1/
Net income...................................         18,869          21,363          17,372/1/           21,054          78,658/1/
Basic earnings per common share /2/..........           0.63            0.71            0.57/1/             0.69            2.60/1/
Diluted earnings per common share /3/........           0.63            0.71            0.57/1/             0.68            2.59/1/
Dividends per common share...................           0.60            0.60            0.60                0.61            2.41
Market price per common share /4/
 High........................................          39.50           35.50           36.00               37.50           39.50
 Low.........................................          34.63           33.25           34.00               33.88           33.25
------------------------------------------------------------------------------------------------------------------------------------

/1/ Amounts reported for the quarter ended September 30, 1996 and the year ended December 31, 1996 include the effect of the FDIC special assessment of $13.8 million pretax and $8.3 million after tax.
/2/ The quarterly basic earnings per common share are based upon the weighted average number of shares of common stock outstanding in each quarter.
/3/ The quarterly diluted earnings per common share are based upon the weighted average number of shares of common stock outstanding in each quarter plus the dilutive incremental shares at quarter end.
/4/ Market prices shown are as reported on the NYSE Composite Tape. The common stock of HEI is traded on the New York Stock Exchange under the symbol HE.




HEI Directors
-------------

Robert F. Clarke, 55 (1)*                           T. Michael May, 51*                       Oswald K. Stender, 66 (3, 4)*
President and Chief Executive Officer               President and Chief Executive Officer     Trustee
Hawaiian Electric Industries, Inc.                  Hawaiian Electric Company, Inc.           Kamehameha Schools/Bishop Estate
1989                                                1995                                      (charitable trust)
                                                                                              1993
Don E. Carroll, 56 (3, 4)                           Bill D. Mills, 46 (3)
President and Chief Executive Officer               Chairman of the Board and                 Kelvin H. Taketa, 43 (2)*
Oceanic Cablevision                                 Chief Executive Officer                   Vice President and Director-
(cable television broadcasting)                     Bill Mills Development and                Asia Pacific Region
1996                                                Investment Company, Inc.                  The Nature Conservancy
                                                    (real estate development)                 (nonprofit international conservation
                                                    1988                                       agency)
Edwin L. Carter, 72 (1, 3)*                                                                    1993
Retired President and
Chief Executive Officer                             A. Maurice Myers, 57 (3, 4)               Jeffrey N. Watanabe, 55 (1, 4)*
Bishop Trust Company, Ltd.                          President and Chief Executive Officer     Partner
(financial services)                                Yellow Corporation                        Watanabe, Ing & Kawashima
1985                                                (transportation services)                 (private law firm)
                                                    1991                                      1987
Richard Henderson, 69 (1, 2)*
President                                           Diane J. Plotts, 62 (1, 2, 3)*            COMMITTEES OF THE BOARD OF DIRECTORS
HSC, Inc.                                           General Partner                           ------------------------------------
(real estate investment and development)            Mideast and China Trading Company         (1) EXECUTIVE:
1981                                                (real estate development)                     Richard Henderson, Chairman
                                                    1987                                      (2) AUDIT:
Victor Hao Li, S.J.D., 56 (2)*                                                                    Diane J. Plotts, Chairman
Co-chairman                                         James K. Scott, Ed.D., 46 (2)             (3) COMPENSATION:
Asia Pacific Consulting Group                       President                                     Edwin L. Carter, Chairman
(international business consultant)                 Punahou School                            (4) NOMINATING:
1988                                                (private education)                           Jeffrey N. Watanabe, Chairman
                                                    1995
                                                                                              *Also member of one or more subsidiary
Year denotes year of election to the board of directors                                       boards
Information as of February 13, 1998



HEI Officers
------------

Robert F. Clarke, 55                                Charles F. Wall, 58                       Curtis Y. Harada, 42
President and Chief Executive Officer               Vice President and                        Controller
1987                                                Corporate Information Officer             1989
                                                    1990
T. Michael May, 51
Senior Vice President                               Andrew I. T. Chang, 58                    Betty Ann M. Splinter, 52
1992                                                Vice President - Government Relations     Secretary
                                                    1985                                      1974
Robert F. Mougeot, 55
Financial Vice President and                        Constance H. Lau, 45                      Molly M. Egged, 47
Chief Financial Officer                             Treasurer                                 Assistant Secretary
1988                                                1984                                      1980

Peter C. Lewis, 63
Vice President - Administration
1968

Year denotes year of employment by the company
Information as of February 13, 1998